UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 31, 2026
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the Second Quarter 2026 Report of UBS AG, which appears immediately following this page.

UBS AG
30 June 2026 Interim Report

UBS AG 30 June 2026 Interim Report

1.
Key figures
3
UBS AG consolidated key figures
2.
Introduction
4
Introduction
3.
Risk and capital management
9
Risk management and control
10
Capital management
4.
Consolidated
financial statements
15
UBS AG interim consolidated financial
statements (unaudited)
Appendix
45
Alternative performance measures
50
Abbreviations frequently used in
our financial reports
52
Information sources
53
Cautionary statement
Corporate calendar UBS AG
Information about future publication dates is generally available at
ubs.com/global/en/investor-relations/events/calendar.html
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ubs.com/contact
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UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
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Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS AG 30 June 2026 Interim Report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group” and “the Group” UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”, “we”, “us” and “our”
UBS AG and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position or
cash flows other
than a financial
measure defined or
specified in IFRS
Accounting Standards,
as issued by the International Accounting Standards
Board (the IASB), or in other applicable recognized
accounting
standards or regulations.
We report a
number of APMs
in the discussion
of the financial
and operating performance
of
UBS AG,
our
business
divisions
and
Group
Items.
We
use
APMs
to
provide
a
more
complete
picture
of
our
operating performance
and to
reflect
management’s
view
of the
fundamental drivers
of our
business
results. A
definition
of
each
APM,
the
method
used
to
calculate
it
and
the
information
content
are
presented
under
“Alternative
performance
measures”
in
the
appendix
to
this
report.
Each
APM
that
qualifies
as
a
non-GAAP
measure as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such in
the table
of APMs in the appendix to this report.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information
Comparison between UBS AG consolidated and UBS Group AG consolidated
This report should be read in conjunction with the UBS Group 30 June 2026 Interim Report that was published on
29 July 2026 and is available under “Quarterly reporting” at ubs.com/investors . A comparison of selected financial
and
capital
information
of
UBS AG
consolidated
and
of
UBS Group AG
consolidated
is
provided
in
the
“Introduction”
section of this report.
Change in interim reporting
Starting
from
2026,
UBS AG
publishes
semi-annual
interim
financial
reports
that
include
interim
consolidated
financial statements
as of
and for
the six-month
period ending
30 June, prepared in
accordance with
IAS 34,
Interim
Financial Reporting
. The income statement, the statement
of comprehensive income, the statement of
changes in
equity and the statement of cash flows and related information in this report are presented on the basis of the six-
month periods ended
30 June 2026 and
30 June 2025. The
balance sheet and
related information are
presented
as of 30 June 2026 and 31 December 2025.
From
the
first
quarter
of
2026
onward,
UBS AG’s
first-
and
third-quarter
financial
reports
include
consolidated
financial
information
that
is
no
longer
prepared
in
accordance
with
IAS 34.
Instead,
UBS AG
publishes
financial
information for
those quarters
that is
prepared in
accordance with
UBS AG accounting
policies, which
are consistent
with IFRS Accounting Standards, but does not include
all explanatory notes as required under IAS 34 and
therefore
does
not
constitute
an
“interim
financial
report”
as
defined
by
IAS 34.
This
change
was
intended
to
improve
efficiency, while maintaining a high level of transparency for investors.

UBS AG 30 June 2026 Interim Report |
Key figures | UBS AG consolidated key figures

Key figures
UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended
As of or year-to-date
USD m, except where indicated 30.6.26 31.3.26 31.12.25 30.6.25 30.6.26 30.6.25
Results
Total revenues
13,480
14,030
11,444
11,635
27,510
23,798
Credit loss expense / (release)
133
64
161
152
197
275
Operating expenses
10,431
10,780
10,890
10,621
21,211
21,322
Operating profit / (loss) before tax
2,915
3,186
393
862
6,101
2,201
Net profit / (loss) attributable to shareholders
2,213
2,500
33
1,192
4,713
2,220
Profitability and growth
Return on equity (%)
1
9.9
11.1
0.1
5.0
10.5
4.7
Return on tangible equity (%)
1
10.6
12.0
0.2
5.4
11.3
5.0
Return on common equity tier 1 capital (%)
1
12.4
14.2
0.2
6.8
13.3
6.2
Cost / income ratio (%)
1
77.4
76.8
95.2
91.3
77.1
89.6
Net profit growth (%)
1
85.6
143.2
n.m. n.m.
112.3
199.2
Resources
Total assets
1,707,065
1,687,883
1,617,173
1,671,814
1,707,065
1,671,814
Equity attributable to shareholders
88,275
91,404
88,845
94,278
88,275
94,278
Common equity tier 1 capital
2
71,637
70,867
70,394
69,829
71,637
69,829
Risk-weighted assets
2
500,420
497,433
489,775
498,327
500,420
498,327
Common equity tier 1 capital ratio (%)
2
14.3
14.2
14.4
14.0
14.3
14.0
Going concern capital ratio (%)
2
18.9
18.9
18.4
17.8
18.9
17.8
Total loss-absorbing capacity ratio (%)
2
37.7
38.4
36.8
36.5
37.7
36.5
Leverage ratio denominator
2
1,650,139
1,655,400
1,622,921
1,660,097
1,650,139
1,660,097
Common equity tier 1 leverage ratio (%)
2
4.3
4.3
4.3
4.2
4.3
4.2
Liquidity coverage ratio (%)
3
172.5
172.4
176.2
179.4
172.5
179.4
Net stable funding ratio (%)
114.7
116.1
115.7
120.9
114.7
120.9
Other
Invested assets (USD bn)
1,4
7,326
6,881
7,005
6,618
7,326
6,618
Personnel (full-time equivalents)
59,594
61,146
61,899
62,958
59,594
62,958
1 Refer to “Alternative
performance measures” in the appendix to
this report for the relevant
definition and calculation method. Each
alternative performance measure (APM) that
qualifies as a non-GAAP measure
as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
2 Based on the Swiss systemically relevant bank framework. Refer to the “Capital management” section
of this report for more
information.
3 The disclosed ratios
represent quarterly averages for
each of the quarters presented
and have been calculated based
on an average of
60 data points in the second quarter
of 2026, 62 data points in the
first quarter of 2026, 64
data points in the fourth quarter
of 2025 and 61 data points in
the second quarter of 2025.
Refer to the “Liquidity and
funding management” section
of the UBS Group
30 June 2026
Interim Report, available
under “Quarterly reporting”
at ubs.com/investors,
for more information.
4 Consists of invested
assets for Global
Wealth
Management, Asset Management (including invested
assets from associates) and Personal
& Corporate Banking. Refer to
“Note 30 Invested assets and net
new money” in the “Consolidated financial
statements”
section of the UBS AG Annual Report 2025, available under “Annual reporting” at ubs.com/investors, for more information.

UBS AG 30 June 2026 Interim Report | Introduction

Introduction
Overview
UBS Group AG is
the holding
company for
the UBS
Group and
the parent
company of
UBS AG. UBS Group AG
holds 100% of
the issued shares
in UBS AG. UBS AG
and UBS Group both
prepare annual
consolidated financial
statements
in
accordance
with
IFRS
Accounting
Standards
and
semi-annual
interim
consolidated
financial
statements in accordance with IAS 34, Interim Financial Reporting
.
The
interim
consolidated
financial
statements
included
in
this
report
have
been
prepared
in
accordance
with
UBS AG’s accounting
policies as
described in
“Note 1 Summary
of material
accounting policies”
to the
UBS AG
consolidated annual financial
statements for the
year ended 31 December
2025, except for
changes described in
“Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report.
›
Refer to the “Consolidated financial statements” section of this report for more information
UBS Group has
applied acquisition
accounting as
defined by
IFRS 3,
Business Combinations
, to
the acquisition
of
the Credit Suisse
Group in
2023. The merger
of UBS AG and
Credit Suisse AG on
31 May 2024 has
been accounted
for as a business combination under common control, as defined in IFRS 3, using the historic carrying values of the
assets and
liabilities of
Credit Suisse AG
as at
the date
of the
transaction (31 May
2024), determined
under IFRS
Accounting Standards. Therefore,
differences exist
between the accounting
treatments applied
at the UBS Group
and UBS AG consolidated levels. There are also certain scope and presentation differences, as noted below.
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated financial statements” section of the UBS AG Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG
Except for the differences related to the above and discussed in the next section, financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.
›
Refer to the UBS Group 30 June 2026 Interim Report, available under “Quarterly reporting” at ubs.com/investors , for more information

UBS AG 30 June 2026 Interim Report | Introduction

Comparison between UBS AG consolidated and
UBS Group AG consolidated
The table below
provides a comparison
of selected financial
and capital information
of UBS AG consolidated
and
of UBS Group AG consolidated.
Assets,
liabilities,
revenues,
operating
expenses
and
tax
expenses
/
(benefits)
relating
to
UBS Group AG
and
its
directly held
subsidiaries, including
UBS Business
Solutions AG, are
reflected in
the consolidated
financial statements
of UBS Group AG but not
in those of UBS AG.
UBS AG’s assets, liabilities, revenues and
operating expenses related
to transactions
with UBS Group AG
and its
directly held
subsidiaries, including
UBS Business
Solutions AG and
other
shared services subsidiaries, are not
subject to elimination in the
UBS AG consolidated financial statements, but
are
eliminated in the UBS Group AG consolidated financial statements.
In the second quarter of 2026, UBS AG consolidated recognized a net profit of USD 2,224m, while UBS Group AG
consolidated recognized a
net profit of
USD 2,811m. The USD 587m
difference was mainly
due to certain
purchase
price allocation
(PPA) effects
recognized at
the UBS Group
level upon
the acquisition
of the
Credit Suisse
Group.
These resulted in net accretion income at the UBS Group level, net of tax effects, whereas UBS AG has not applied acquisition accounting
and does
not have
the PPA
effects or
the corresponding
net income.
The PPA
effects also
resulted in net releases for litigation, regulatory and similar matters at the UBS Group AG consolidated level (while
UBS AG
consolidated
incurred
net
expenses).
Other
differences
in
net
profit
mainly
arose
due
to
UBS
Business
Solutions AG
and
other
shared
services
subsidiaries
of
UBS Group AG
charging
other
legal
entities
within
the
UBS AG consolidation scope a markup on costs incurred for services provided.
For
the
first
half
of
2026,
UBS AG
consolidated
recognized
a
net
profit
of
USD 4,738m,
while
UBS Group AG
consolidated
recognized
a
net
profit
of
USD 5,866m.
The
USD 1,128m
difference
was
mainly
due
to
the
aforementioned
PPA
effects
recognized
at
the
UBS Group
level
and
the
aforementioned
markup
charged
by
UBS Business Solutions AG
and other
shared services
subsidiaries of
UBS Group AG to
other legal
entities within
the UBS AG consolidation scope.
As
of
30 June
2026,
the
total
assets
of
UBS AG
consolidated
were
USD 0.2bn
lower
than
the
total
assets
of
UBS Group AG consolidated. The difference mainly reflected consolidation scope differences, largely offset by PPA
effects recognized at the
UBS Group AG level upon
the acquisition of the
Credit Suisse Group. The
total liabilities
of UBS AG consolidated
were USD 0.6bn higher
than the total
liabilities of UBS Group AG
consolidated, mainly due
to consolidation scope differences.
The
equity
of UBS
AG
consolidated
was
USD 0.8bn
lower
than
the
equity
of
UBS Group AG
consolidated
as of
30 June
2026. This
difference
was mainly
due to consolidation
scope differences
of USD 2.2bn,
partly offset
by PPA effects
of
USD 1.2bn
recognized
at the
UBS Group AG
level upon
the acquisition
of the
Credit Suisse
Group that
did not
impact
UBS AG consolidated,
primarily related
to loans and loan commitments
measured at amortized
cost and contingent
liabilities
recognized
under IFRS
3 for litigation,
partly offset
by PPA effects
on real estate
and debt issued.
The
going
concern
capital
of
UBS AG
consolidated
was
USD 1.2bn
lower
than
the
going
concern
capital
of
UBS Group AG
consolidated
as
of
30 June
2026,
reflecting
the
common
equity
tier 1
(CET1)
capital
of
UBS AG
consolidated
being
lower
by
USD 0.8bn
and
going
concern
loss-absorbing
additional
tier 1
(AT1)
capital
being
USD 0.4bn lower.
The USD 0.8bn lower
CET1 capital of
UBS AG consolidated was
primarily due to
a USD 6.1bn difference
in dividend
accruals
between
UBS AG
and
UBS Group AG
and
UBS AG
consolidated
equity
being
USD 0.8bn
lower,
partly
offset
by
capital
reserves
for
expected
future
share
repurchases
of
USD 3.3bn,
compensation-related
regulatory
capital accruals at the
UBS Group AG level of
USD 2.5bn and a USD 0.5bn effect
from eligible deferred tax
assets
on temporary differences.
The
going
concern
loss-absorbing
AT1
capital
of
UBS AG
consolidated
was
USD 0.4bn
lower
than
that
of
UBS Group AG consolidated as of
30 June 2026, mainly reflecting
deferred contingent capital plan
awards granted
at the Group level to eligible employees for the 2021 to 2025 performance years.
Differences
in
capital
between
UBS AG
consolidated
and
UBS Group AG
consolidated
related
to
employee
compensation
plans
will
reverse
to
the
extent
underlying
services
are
performed
by
employees
of,
and
are
consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plan.

UBS AG 30 June 2026 Interim Report | Introduction

The
leverage
ratio
denominator
(the
LRD)
of
UBS AG
consolidated
was
USD 0.4bn
higher
than
the
LRD
of
UBS Group AG consolidated,
mainly reflecting intercompany
exposures in UBS
AG toward Group
entities, as
well
as PPA
adjustments that
apply at
the Group
level but
not at
the UBS AG
level, partly
offset by
fixed assets
held
outside of the UBS AG consolidation scope.
The risk-weighted
assets (RWA)
of UBS AG consolidated
were USD 3.5bn lower
than the
RWA of
UBS Group AG
consolidated, mainly
reflecting non-counterparty-related
assets held
outside the
UBS AG consolidation
scope, partly
offset by intercompany credit risk exposures
in UBS AG toward Group entities outside
of the UBS AG consolidation
scope.
The LRD for UBS AG consolidated exceeds that
of UBS Group AG consolidated, and UBS AG’s RWA
are lower than
those of UBS Group AG consolidated. This divergence
stems mainly from certain PPA adjustments
that apply at the
Group level but not at the UBS AG level and are subject to low risk weights.
The quarterly average
liquidity coverage ratio
(the LCR) of
UBS AG consolidated was
4.8 percentage points lower
than the quarterly average LCR of
UBS Group AG consolidated. The difference mainly
reflected the higher net cash
outflows
of
UBS AG
consolidated
from
intercompany
deposits
and
loans
that
are
not
within
the
Group
consolidation scope but are within the UBS AG consolidation scope.
The net stable funding ratio (the NSFR) of UBS AG consolidated was 0.4 percentage points lower than the NSFR of
UBS Group AG
consolidated.
The
difference
primarily
reflected
lower
UBS AG
consolidated
eligible
regulatory
capital compared with UBS Group AG consolidated.
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the quarter ended 30.6.26 As of or for the quarter ended 31.3.26 As of or for the quarter ended 31.12.25
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues
13,480
13,700
(220)
14,030
14,243
(213)
11,444
12,145
(700)
Credit loss expense / (release)
133
121
12
64
70
(6)
161
159
3
Operating expenses
10,431
9,986
446
10,780
10,333
447
10,890
10,286
604
Operating profit / (loss) before tax
2,915
3,594
(678)
3,186
3,841
(655)
393
1,700
(1,307)
Net profit / (loss)
2,224
2,811
(587)
2,514
3,054
(540)
39
1,205
(1,166)
Balance sheet
Total assets
1,707,065
1,707,284
(219)
1,687,883
1,686,521
1,362
1,617,173
1,617,427
(255)
Total liabilities
1,618,463
1,617,854
609
1,596,162
1,594,019
2,143
1,527,994
1,526,944
1,050
Total equity
88,602
89,430
(828)
91,722
92,502
(781)
89,179
90,484
(1,305)
Capital, liquidity and funding information
Common equity tier 1 capital
71,637
72,464
(827)
70,867
73,313
(2,447)
70,394
71,262
(868)
Going concern capital
94,780
95,977
(1,197)
94,129
96,963
(2,834)
89,993
91,176
(1,183)
Risk-weighted assets
500,420
503,923
(3,503)
497,433
500,355
(2,922)
489,775
493,397
(3,622)
Common equity tier 1 capital ratio (%)
14.3
14.4
(0.1)
14.2
14.7
(0.4)
14.4
14.4
(0.1)
Going concern capital ratio (%)
18.9
19.0
(0.1)
18.9
19.4
(0.5)
18.4
18.5
(0.1)
Total loss-absorbing capacity ratio (%)
37.7
38.4
(0.7)
38.4
39.5
(1.1)
36.8
38.0
(1.2)
Leverage ratio denominator
1,650,139
1,649,751
389
1,655,400
1,653,460
1,940
1,622,921
1,622,438
483
Common equity tier 1 leverage ratio (%)
4.3
4.4
(0.1)
4.3
4.4
(0.2)
4.3
4.4
(0.1)
Liquidity coverage ratio (%)
1
172.5
177.3
(4.8)
172.4
177.8
(5.4)
176.2
182.6
(6.4)
Net stable funding ratio (%)
114.7
115.1
(0.4)
116.1
116.9
(0.8)
115.7
116.1
(0.4)
1 The disclosed ratios represent quarterly averages for each of the quarters presented and have been calculated based on an average of 60
data points in the second quarter of 2026, 62
data points in the first quarter
of 2026
and 64
data points
in the
fourth quarter
of 2025.
Refer to
the “Liquidity
and funding
management” section
of the
UBS Group
30 June
2026 Interim
Report, available
under “Quarterly
reporting” at
ubs.com/investors, for more information.
Comparison between UBS AG consolidated and UBS Group AG consolidated – income statement year-to-date
Year-to-date 30.6.26 Year-to-date 30.6.25
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues
27,510
27,943
(433)
23,798
24,668
(870)
Credit loss expense / (release)
197
191
7
275
263
12
Operating expenses
21,211
20,319
893
21,322
20,080
1,242
Operating profit / (loss) before tax
6,101
7,434
(1,333)
2,201
4,325
(2,125)
Net profit / (loss)
4,738
5,866
(1,128)
2,233
4,105
(1,871)

UBS AG 30 June 2026 Interim Report | Introduction

Additional information about our business divisions
Global Wealth Management
For the quarter ended 30.6.26 For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
7,012
7,112
(100)
6,996
7,106
(110)
6,585
6,695
(110)
Credit loss expense / (release)
4
(2)
6
9
9
0
34
32
2
Operating expenses
5,257
5,231
26
5,349
5,305
44
5,393
5,373
19
Operating profit / (loss) before tax
1,751
1,883
(132)
1,638
1,792
(153)
1,158
1,290
(132)
Profit
before tax
was USD 1,751m
at
the UBS
AG level,
compared
with
profit before
tax
of
USD 1,883m
at the
UBS Group
level.
The
USD 132m
difference
mainly
reflected
PPA
effects
on
total
revenues
recognized
in
Global
Wealth Management at the UBS Group level.
Personal & Corporate Banking – in Swiss francs
For the quarter ended 30.6.26 For the quarter ended 31.3.26 For the quarter ended 31.12.25
CHF m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
1,755
1,896
(140)
1,872
2,029
(157)
1,664
1,830
(166)
Credit loss expense / (release)
66
61
5
54
55
(1)
79
80
(1)
Operating expenses
1,140
1,159
(19)
1,154
1,164
(10)
1,288
1,297
(9)
Operating profit / (loss) before tax
550
676
(126)
664
809
(145)
297
452
(155)
Profit
before
tax
was
CHF 550m
at
the
UBS AG
level,
compared
with
profit
before
tax
of
CHF 676m
at
the
UBS Group level. The CHF 126m difference mainly reflected PPA effects on total revenues recognized in Personal &
Corporate Banking at the UBS Group level.
Personal & Corporate Banking – in US dollars
For the quarter ended 30.6.26 For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
2,222
2,399
(178)
2,400
2,601
(201)
2,079
2,286
(207)
Credit loss expense / (release)
82
76
6
69
70
(2)
100
101
(1)
Operating expenses
1,442
1,466
(25)
1,477
1,491
(14)
1,610
1,621
(12)
Operating profit / (loss) before tax
698
857
(159)
854
1,040
(186)
370
565
(194)
Asset Management
For the quarter ended 30.6.26 For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
756
756
0
772
772
0
796
800
(4)
Credit loss expense / (release)
0
0
0
0
0
0
1
1
0
Operating expenses
544
542
2
556
555
1
593
588
5
Operating profit / (loss) before tax
211
214
(2)
215
217
(2)
203
212
(9)

UBS AG 30 June 2026 Interim Report | Introduction

Investment Bank
For the quarter ended 30.6.26 For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
3,703
3,727
(24)
3,991
4,054
(63)
2,886
2,946
(60)
Credit loss expense / (release)
46
45
1
61
65
(4)
36
34
2
Operating expenses
2,561
2,531
30
2,817
2,784
34
2,283
2,272
11
Operating profit / (loss) before tax
1,095
1,150
(55)
1,112
1,205
(93)
567
640
(73)
Profit
before tax
was USD 1,095m
at
the UBS
AG level,
compared
with
profit before
tax
of
USD 1,150m
at the
UBS Group
level.
The
USD 55m
difference
mainly
reflected
PPA
effects
on
total
revenues
recognized
in
the
Investment Bank at the
UBS Group level,
as well as share-based
compensation resulting in an expense
recognized
at
the
UBS AG
level.
The
difference
also
arose
due
to
UBS
Business
Solutions AG
and
other
shared
services
subsidiaries of
UBS Group AG charging
other legal
entities within
the UBS AG
consolidation scope
a markup
on
costs incurred for services provided.
Non-core and Legacy
For the quarter ended 30.6.26 For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
29
43
(15)
(20)
(10)
(10)
(18)
(8)
(10)
Credit loss expense / (release)
0
0
0
(74)
(74)
(1)
(13)
(12)
(1)
Operating expenses
389
246
143
319
219
100
648
459
188
Operating profit / (loss) before tax
(360)
(203)
(157)
(265)
(155)
(110)
(653)
(455)
(197)
Loss before
tax was
USD 360m at
the UBS AG
level, compared
with a
loss before
tax of
USD 203m at
the UBS Group
level. The USD 157m difference was mainly due to PPA effects that resulted in net releases for litigation, regulatory
and similar matters recognized in
Non-core and Legacy at the
UBS Group level, while at the
UBS AG level Non-core
and Legacy incurred net expenses for such matters.
Group Items
For the quarter ended 30.6.26 For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
(241)
(338)
97
(109)
(279)
171
(885)
(575)
(309)
Credit loss expense / (release)
1
1
0
0
0
0
4
3
0
Operating expenses
238
(31)
269
260
(21)
282
365
(27)
392
Operating profit / (loss) before tax
(480)
(307)
(172)
(369)
(258)
(111)
(1,253)
(552)
(701)
Loss before
tax was
USD 480m at
the UBS AG
level, compared
with a
loss before
tax of
USD 307m at
the UBS Group
level.
The
USD 172m
difference
mainly
arose
due
to
UBS
Business
Solutions AG
and
other
shared
services
subsidiaries of
UBS Group AG charging
other legal
entities within
the UBS AG
consolidation scope
a markup
on
costs incurred for services provided.

UBS AG 30 June 2026 Interim Report |
Risk and capital management | Risk management and control

Risk and capital management
Management report
Risk management and control
This
section
provides
information
about
key
developments
during
the
reporting
period
and
should
be
read
in
conjunction with the “Risk management and control” section of the UBS AG Annual
Report 2025, available under
“Annual reporting” at ubs.com/investors
, and the “Recent
developments” section of the
UBS Group 30 June 2026
Interim
Report,
available
under
“Quarterly
reporting”
at
ubs.com/investors
,
for
more
information
about
the
integration of Credit Suisse.
UBS AG consolidated risk profile
The risk
profile of
UBS AG consolidated
does not
differ materially
from that
of UBS Group AG
consolidated, and
the
risk
information
provided
in
the
UBS Group
30 June
2026
Interim
Report
is
equally
applicable
to
UBS AG
consolidated.
The
total
banking
products
exposure
of
UBS AG
consolidated
as
of
30 June
2026
differed
from
that
of
UBS Group AG consolidated, mainly reflecting purchase price allocation effects booked at the Group level relating
to the acquisition of the
Credit Suisse Group, as well
as receivables of UBS AG standalone
and UBS Switzerland AG
from UBS Group AG and UBS Business Solutions AG, reflecting consolidation scope differences.
The
total
banking
products
exposure
of
UBS AG
consolidated
as
of
30 June
2026
was
USD 1,110.0bn,
i.e.
USD 5.0bn, or
0.5%, higher
than the
exposure of
UBS Group AG consolidated.
As of
31 March 2026,
the total
banking products exposure of UBS AG consolidated
was USD 1,112.5bn, i.e. USD 6.8bn, or 0.6%,
higher than the
exposure of UBS Group AG consolidated.
›
Refer to the “Risk management and control” section of the UBS Group 30 June 2026 Interim Report, available under
“Quarterly reporting” at ubs.com/investors , for more information
›
Refer to “Comparison between UBS AG consolidated and UBS Group AG consolidated” in the “Introduction” section of this report for more information about selected financial and capital information of UBS AG consolidated and
UBS Group AG consolidated

UBS AG 30 June 2026 Interim Report |
Risk and capital management | Capital management

Capital management
The
disclosures
in
this
section
are
provided
for
UBS AG
on
a
consolidated
basis
and
focus
on
information
in
accordance with the Basel III
framework, as applicable to
Swiss systemically relevant banks
(SRBs). They should be
read in conjunction
with the “Capital
management” section of
the UBS AG Annual Report
2025, available under
“Annual
reporting”
at
ubs.com/investors
,
which
provides
more
information about
relevant
capital
management
objectives, planning and activities, as well as
the Swiss SRB total loss-absorbing capacity framework,
on a UBS AG
consolidated basis.
In Switzerland, the
amendments to the
Capital Adequacy Ordinance
(the CAO) that
incorporate the final
Basel III
standards into
Swiss law,
including the
new ordinances
containing the
implementing provisions
for the
revised CAO,
entered into force on 1 January 2025.
UBS AG contributes
a significant portion of capital
to, and provides substantial liquidity
to, its subsidiaries. Many of
these
subsidiaries
are
subject
to
regulations
requiring
compliance
with
minimum
capital,
liquidity
and
similar
requirements.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 30 June 2026 Pillar 3 Report, which will be available as of 14 August 2026 under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
Swiss SRB going and gone concern requirements and information
As of 30.6.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.21
1
76,128
5.08
1
83,785
Common equity tier 1 capital
10.84
2
54,262
3.58
3
59,032
of which: minimum capital
4.50
22,519
1.50
24,752
of which: buffer capital
5.72
28,604
2.08
34,240
of which: countercyclical buffer
0.45
2,273
Maximum additional tier 1 capital
4.37
2
21,866
1.50
24,752
of which: additional tier 1 capital
3.50
17,515
1.50
24,752
of which: additional tier 1 buffer capital
0.80
4,003
Eligible going concern capital
Total going concern capital
18.94
94,780
5.74
94,780
Common equity tier 1 capital
14.32
71,637
4.34
71,637
Total loss-absorbing additional tier 1 capital
4.62
4
23,144
1.40
23,144
of which: high-trigger loss-absorbing additional tier 1 capital
4.62
23,144
1.40
23,144
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
54,481
3.81
62,808
of which: base requirement including add-ons for market share and LRD
10.89
8
54,481
3.81
8
62,808
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
18.74
93,760
5.68
93,760
TLAC-eligible unsecured debt
18.74
93,757
5.68
93,757
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.10
130,609
8.88
146,593
Eligible total loss-absorbing capacity
37.68
188,540
11.43
188,540
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,420
Leverage ratio denominator
1,650,139
1 Includes applicable add-ons
of 1.90% for risk-weighted
assets (RWA) and 0.58%
for leverage ratio
denominator (LRD). For
the RWA-based requirement, the
add-on includes 0.86% for
market share,
0.79% for
LRD, 0.23% reflecting a
Pillar 2 capital add-on for
the residual exposure (after collateral
mitigation) to hedge funds,
private equity and family offices,
effective 1 January 2025, and
1 basis point reflecting a
Pillar 2
capital add-on of USD 40m related to the supply chain finance funds matter at Credit Suisse. For the LRD-based requirement, the add-on includes 0.30% for market share and 0.28% for LRD.
2 Includes the Pillar 2
add-on for the residual exposure
(after collateral mitigation) to
hedge funds, private
equity and family offices
of 0.17% for CET1
capital and 0.07% for
AT1 capital, effective
1 January 2025. For
AT1 capital under
Pillar 1 requirements a
maximum of 4.3% of
AT1 capital can
be used to meet
going concern requirements; 4.37%
includes the aforementioned
Pillar 2 capital add-on.
3 Our CET1 leverage
ratio requirement of
3.58% consists of a 1.5% base requirement,
a 1.5% base buffer capital requirement, a 0.28%
LRD add-on requirement and a 0.30% market
share add-on requirement based on our Swiss
credit business.
4 UBS
meets its minimum going
concern capital requirements
with CET1 capital
and AT1 capital.
As UBS exceeds
its minimum going
concern requirements, the
actual available and
eligible AT1 capital
is above the
AT1
capital used to meet
the minimum requirements (which
is capped at 4.37%
as explained in footnote
2 above).
5 A maximum of 25%
of the gone concern
requirements can be met
with instruments that have
a
remaining maturity of between one
and two years. Once at least
75% of the minimum gone
concern requirement has been met
with instruments that have a
remaining maturity of greater than
two years, all instruments
that have
a remaining
maturity of
between one
and two
years remain
eligible to
be included
in the
total gone
concern capital.
6 Systemically important
banks (SIBs)
are subject
to base
gone concern
capital
requirements equivalent to 75% of the total going concern requirements
(excluding countercyclical buffer requirements and the Pillar 2 add-ons).
7 FINMA has the authority to impose a surcharge of up to 25%
of
the total going concern
capital requirements (excluding countercyclical buffer
requirements and the Pillar 2
add-ons) should obstacles to an
SIB’s resolvability be identified in future resolvability
assessments.
8 Includes
applicable add-ons of 1.24% for RWA and 0.43% for LRD.
9 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income.
Such gains do not
qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.

UBS AG 30 June 2026 Interim Report |
Risk and capital management | Capital management

UBS AG, on a consolidated basis, is subject to the going and gone concern requirements of the Swiss CAO, which include additional requirements applicable to Swiss SRBs. The table above provides the risk-weighted asset (RWA)-
and leverage ratio denominator (LRD)-based requirements and information as of 30 June 2026.
UBS AG and UBS Switzerland AG are subject to going and gone concern requirements on a standalone basis.
On a standalone
basis as of
30 June 2026, UBS AG’s
fully applied common
equity tier 1 capital
ratio was 14.4%.
Additional capital information for UBS AG standalone will be provided in the UBS Group and significant regulated
subsidiaries
and
sub-groups
30 June
2026
Pillar 3
Report,
which
will
be
available
as
of
14 August
2026
under
“Pillar 3 disclosures” at ubs.com/investors .
Total loss-absorbing capacity
The table below provides Swiss
SRB going and gone concern
information based on the Swiss
SRB framework and
requirements that
are discussed
in the
“Capital management”
section of
the UBS AG
Annual Report
2025, available
under “Annual reporting” at ubs.com/investors
.
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.26 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
94,780
94,129
89,993
Total tier 1 capital
94,780
94,129
89,993
Common equity tier 1 capital
71,637
70,867
70,394
Total loss-absorbing additional tier 1 capital
23,144
23,262
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
23,144
23,262
19,600
of which: low-trigger loss-absorbing additional tier 1 capital
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
93,760
96,717
90,164
TLAC-eligible unsecured debt
93,757
96,707
90,139
Total loss-absorbing capacity
Total loss-absorbing capacity
188,540
190,846
180,157
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,420
497,433
489,775
Leverage ratio denominator
1,650,139
1,655,400
1,622,921
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.9
18.9
18.4
of which: common equity tier 1 capital ratio
14.3
14.2
14.4
Gone concern loss-absorbing capacity ratio
18.7
19.4
18.4
Total loss-absorbing capacity ratio
37.7
38.4
36.8
Leverage ratios (%)
Going concern leverage ratio
5.7
5.7
5.5
of which: common equity tier 1 leverage ratio
4.3
4.3
4.3
Gone concern leverage ratio
5.7
5.8
5.6
Total loss-absorbing capacity leverage ratio
11.4
11.5
11.1
1 Includes an
add-back of 45%
of unrealized gains
from financial assets
measured at fair
value through
other comprehensive
income. Such
gains do
not qualify as
CET1 capital, but
45% of these
gains can
be
recognized as gone concern capital.

UBS AG 30 June 2026 Interim Report |
Risk and capital management | Capital management

UBS AG vs UBS Group AG consolidated loss-absorbing capacity and leverage information
Swiss SRB going and gone concern information (UBS AG vs UBS Group AG consolidated)
As of 30.6.26
USD m, except where indicated
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Eligible going concern capital
Total going concern capital
94,780
95,977
(1,197)
Total tier 1 capital
94,780
95,977
(1,197)
Common equity tier 1 capital
71,637
72,464
(827)
Total loss-absorbing additional tier 1 capital
23,144
23,513
(370)
of which: high-trigger loss-absorbing additional tier 1 capital
23,144
23,513
(370)
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
93,760
97,654
(3,894)
TLAC-eligible senior unsecured debt
93,757
97,651
(3,894)
Total loss-absorbing capacity
Total loss-absorbing capacity
188,540
193,631
(5,091)
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,420
503,923
(3,503)
Leverage ratio denominator
1,650,139
1,649,751
389
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.9
19.0
(0.1)
of which: common equity tier 1 capital ratio
14.3
14.4
(0.1)
Gone concern loss-absorbing capacity ratio
18.7
19.4
(0.6)
Total loss-absorbing capacity ratio
37.7
38.4
(0.7)
Leverage ratios (%)
Going concern leverage ratio
5.7
5.8
(0.1)
of which: common equity tier 1 leverage ratio
4.3
4.4
(0.1)
Gone concern leverage ratio
5.7
5.9
(0.2)
Total loss-absorbing capacity leverage ratio
11.4
11.7
(0.3)
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.

UBS AG 30 June 2026 Interim Report |
Risk and capital management | Capital management

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital (UBS AG vs UBS
Group AG consolidated)
As of 30.6.26
USD m
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Total equity under IFRS Accounting Standards
88,602
89,430
(828)
Equity attributable to non-controlling interests
(328)
(265)
(63)
Defined benefit plans, net of tax
(925)
(937)
12
Deferred tax assets recognized for tax loss carry-forwards
(2,265)
(2,265)
0
Deferred tax assets for unused tax credits
(785)
(785)
Deferred tax assets on temporary differences, excess over threshold
(469)
(948)
479
Goodwill, net of tax
(6,269)
(5,764)
(505)
Intangible assets, net of tax
(86)
(618)
531
Compensation-related components (not recognized in net profit)
(2,486)
2,486
Expected losses on advanced internal ratings-based portfolio less provisions
(644)
(639)
(5)
Unrealized (gains) / losses from cash flow hedges, net of tax
1,783
1,783
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
1,423
1,367
56
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(70)
(70)
Prudential valuation adjustments
(176)
(176)
Accruals for dividends to shareholders for 2025
(4,500)
1
(4,500)
Accruals for expected dividends to shareholders for 2026
(3,500)
(1,875)
(1,625)
Existing capital reserve for expected future share repurchases in 2026
(261)
261
New capital reserve for expected future share repurchases
(3,000)
3,000
Other
(156)
(29)
(127)
Total common equity tier 1 capital
71,637
72,464
(827)
1 Reflects the appropriation of USD 4,500m to a special dividend reserve, approved at the 2026 Annual General Meeting in April 2026. The decision on the distribution of the special dividend is intended to be made
at an Extraordinary
General Meeting in
the second half of
2026 and is subject
to UBS AG
meeting its capital requirements
on a standalone and
consolidated level, and further
visibility on the deliberations
by the
Swiss Parliament on the capitalization of foreign subsidiaries.
›
Refer to “Comparison between UBS AG consolidated and UBS Group AG consolidated” in the “Introduction” section of this report for more information about the differences between UBS AG consolidated and UBS Group AG consolidated
›
Refer to the “Capital management” section of the UBS Group 30 June 2026 Interim Report, available under
“Quarterly reporting” at ubs.com/investors , for information about the developments of loss-absorbing capacity,
RWA and LRD for UBS Group AG consolidated

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial
statements (unaudited)
15
Income statement
16
Statement of comprehensive income
17
Balance sheet
18
Statement of changes in equity
19
Statement of cash flows
Notes to the UBS AG interim consolidated financial
statements (unaudited)
20
1
Basis of accounting
21
2
Segment reporting
22
3
Net interest income
22
4
Net fee and commission income
23
5
Other income
23
6
Personnel expenses
23
7
General and administrative expenses
24
8
Expected credit loss measurement
30
9
Fair value measurement
36
10
Derivative instruments
37
11
Other assets and liabilities
38
12
Funding from UBS Group AG measured at amortized cost
38
13
Debt issued designated at fair value
38
14
Debt issued measured at amortized cost
39
15
Provisions and contingent liabilities
44
16
Supplemental guarantor information

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)

UBS AG interim consolidated
financial statements (unaudited)
Income statement
Year-to-date
USD m Note 30.6.26 30.6.25
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income 3
12,781
13,538
Interest expense from financial instruments measured at amortized cost
3
(11,661)
(13,715)
Net interest income from financial instruments measured at fair value through profit or loss and other
3
2,958
3,089
Net interest income
3
4,079
2,912
Other net income from financial instruments measured at fair value through profit or loss
7,624
7,298
Fee and commission income 4
16,743
14,459
Fee and commission expense 4
(1,516)
(1,303)
Net fee and commission income 4
15,227
13,156
Other income 5
580
432
Total revenues
27,510
23,798
Credit loss expense / (release) 8
197
275
Personnel expenses 6
12,252
11,559
General and administrative expenses 7
7,724
8,305
Depreciation, amortization and impairment of non-financial assets
1,235
1,458
Operating expenses
21,211
21,322
Operating profit / (loss) before tax
6,101
2,201
Tax expense / (benefit)
1,363
(32)
Net profit / (loss)
4,738
2,233
Net profit / (loss) attributable to non-controlling interests
25
13
Net profit / (loss) attributable to shareholders
4,713
2,220

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
Year-to-date
USD m 30.6.26 30.6.25
Comprehensive income attributable to shareholders
Net profit / (loss)
4,713
2,220
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(847)
5,740
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
235
(2,330)
Foreign currency translation differences on foreign operations reclassified to the income statement
(5)
(1)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement
2
0
Income tax relating to foreign currency translations, including the effect of net investment hedges
(12)
(5)
Subtotal foreign currency translation, net of tax
(626)
3,404
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(27)
(7)
Net realized (gains) / losses reclassified to the income statement from equity
0
0
Income tax relating to net unrealized gains / (losses)
(6)
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(33)
(7)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(870)
746
Net (gains) / losses reclassified to the income statement from equity
334
617
Income tax relating to cash flow hedges
100
(256)
Subtotal cash flow hedges, net of tax
(436)
1,107
Cost of hedging
Cost of hedging, before tax
(1)
27
Income tax relating to cost of hedging
0
0
Subtotal cost of hedging, net of tax
(1)
27
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,096)
4,531
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(102)
11
Income tax relating to defined benefit plans
25
(9)
Subtotal defined benefit plans, net of tax
(77)
3
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
258
94
Income tax relating to own credit on financial liabilities designated at fair value
(4)
1
Subtotal own credit on financial liabilities designated at fair value, net of tax
254
95
Total other comprehensive income that will not be reclassified to the income statement, net of tax
178
97
Total other comprehensive income
(919)
4,628
Total comprehensive income attributable to shareholders
3,794
6,848
Comprehensive income attributable to non-controlling interests
Net profit / (loss)
25
13
Total other comprehensive income that will not be reclassified to the income statement, net of tax
10
28
Total comprehensive income attributable to non-controlling interests
35
41
Total comprehensive income
Net profit / (loss)
4,738
2,233
Other comprehensive income
(909)
4,656
of which: other comprehensive income that may be reclassified to the income statement
(1,096)
4,531
of which: other comprehensive income that will not be reclassified to the income statement
187
125
Total comprehensive income
3,829
6,889

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)

Balance sheet
USD m Note 30.6.26 31.12.25
Assets
Cash and balances at central banks
215,716
209,858
Amounts due from banks 8
20,514
19,243
Receivables from securities financing transactions measured at amortized cost 8
83,553
83,656
Cash collateral receivables on derivative instruments 10
51,314
41,552
Loans and advances to customers 8
667,391
658,760
Other financial assets measured at amortized cost 11
72,437
72,025
Total financial assets measured at amortized cost
1,110,926
1,085,094
Financial assets at fair value held for trading 9
179,487
174,854
of which: assets pledged as collateral that may be sold or repledged by counterparties
39,626
44,627
Derivative financial instruments 9, 10
193,737
148,325
Brokerage receivables 9
44,704
35,579
Financial assets at fair value not held for trading 9
113,728
107,293
Total financial assets measured at fair value through profit or loss
531,656
466,051
Financial assets measured at fair value through other comprehensive income 9
14,517
13,868
Investments in associates
2,260
2,331
Property, equipment and software
12,179
12,125
Goodwill and intangible assets
6,702
6,734
Deferred tax assets
10,847
11,085
Other non-financial assets 11
17,979
19,884
Total assets
1,707,065
1,617,173
Liabilities
Amounts due to banks
27,345
24,434
Payables from securities financing transactions measured at amortized cost
20,449
16,225
Cash collateral payables on derivative instruments 10
37,783
34,742
Customer deposits
790,201
796,330
Funding from UBS Group AG measured at amortized cost 12
110,727
110,614
Debt issued measured at amortized cost 14
109,939
100,207
Other financial liabilities measured at amortized cost 11
17,444
16,617
Total financial liabilities measured at amortized cost
1,113,888
1,099,169
Financial liabilities at fair value held for trading 9
61,892
53,700
Derivative financial instruments 9, 10
199,373
156,267
Brokerage payables designated at fair value 9
78,536
62,202
Debt issued designated at fair value 9, 13
114,496
107,544
Other financial liabilities designated at fair value 9, 11
37,335
35,287
Total financial liabilities measured at fair value through profit or loss
491,632
415,001
Provisions 15
3,541
3,564
Other non-financial liabilities 11
9,402
10,260
Total liabilities
1,618,463
1,527,994
Equity
Share capital
386
386
Share premium
84,986
84,849
Retained earnings
(1,750)
(2,147)
Other comprehensive income recognized directly in equity, net of tax
4,653
5,757
Equity attributable to shareholders
88,275
88,845
Equity attributable to non-controlling interests
328
334
Total equity
88,602
89,179
Total liabilities and equity
1,707,065
1,617,173

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD m
Share
capital and
share
premium
Retained
earnings
OCI recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
financial
assets
measured
at fair
value
through
OCI
of which:
cash flow
hedges
of which:
cost of
hedging
Total equity
attributable to
shareholders
Balance as of 1 January 2026
2
85,235
(2,147)
5,757
7,067
73
(1,339)
(44)
88,845
Premium on shares issued and warrants exercised
(3)
3
(3)
Tax (expense) / benefit
81
81
Dividends
(4,500)
(4,500)
Translation effects recognized directly in retained earnings
8
(8)
0
(7)
0
0
Share of changes in retained earnings of associates and joint ventures
(1)
(1)
New consolidations / (deconsolidations) and other increases / (decreases)
58
0
58
Total comprehensive income for the period
4,890
(1,096)
(626)
(33)
(436)
(1)
3,794
of which: net profit / (loss)
4,713
4,713
of which: OCI, net of tax
178
(1,096)
(626)
(33)
(436)
(1)
(919)
Balance as of 30 June 2026
2
85,372
(1,750)
4,653
6,441
39
(1,783)
(45)
88,275
Non-controlling interests as of 30 June 2026
328
Total equity as of 30 June 2026
88,602
Balance as of 1 January 2025
2
85,163
7,838
1,002
3,686
0
(2,585)
(100)
94,003
Premium on shares issued and warrants exercised
0
0
Tax (expense) / benefit
17
17
Dividends
(6,500)
(6,500)
Translation effects recognized directly in retained earnings
50
(50)
0
(50)
0
0
Share of changes in retained earnings of associates and joint ventures
(2)
(2)
New consolidations / (deconsolidations) and other increases / (decreases)
(89)
0
(89)
Total comprehensive income for the period
2,317
4,531
3,404
(7)
1,107
27
6,848
of which: net profit / (loss)
2,220
2,220
of which: OCI, net of tax
97
4,531
3,404
(7)
1,107
27
4,628
Balance as of 30 June 2025
2
85,091
3,703
5,483
7,090
(6)
(1,527)
(73)
94,278
Non-controlling interests as of 30 June 2025
576
Total equity as of 30 June 2025
94,854
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.
2 Excludes non-controlling interests.
3 Includes decreases related to recharges
by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
Year-to-date
USD m 30.6.26 30.6.25
Cash flow from / (used in) operating activities
Net profit / (loss)
4,738
2,233
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial assets
1,235
1,458
Credit loss expense / (release)
197
275
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(110)
(157)
Deferred tax expense / (benefit)
398
(792)
Net loss / (gain) from investing activities
(81)
(14)
Net loss / (gain) from financing activities
2,461
13,074
Other net adjustments
1
4,986
(30,564)
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks
3,338
6,990
Receivables from securities financing transactions measured at amortized cost
(982)
14,926
Payables from securities financing transactions measured at amortized cost
2,610
1,514
Cash collateral on derivative instruments
(6,822)
(3,954)
Loans and advances to customers
(19,083)
(6,143)
Customer deposits
3,248
(1,575)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
778
33,802
Brokerage receivables and payables
7,287
5,294
Financial assets at fair value not held for trading and other financial assets and liabilities
(1,029)
(12,224)
Provisions and other non-financial assets and liabilities
915
(2,880)
Income taxes paid, net of refunds
(578)
(1,237)
Net cash flow from / (used in) operating activities
3,507
20,027
Cash flow from / (used in) investing activities
Purchase of subsidiaries, businesses, associates and intangible assets
(17)
Disposal of subsidiaries, businesses, associates and intangible assets
2
560
3
482
Purchase of property, equipment and software
(983)
(885)
Disposal of property, equipment and software
81
62
Purchase of financial assets measured at fair value
4
(3,879)
(7,175)
Disposal and redemption of financial assets measured at fair value
4
3,071
2,772
Purchase of debt securities measured at amortized cost
(7,939)
(14,792)
Disposal and redemption of debt securities measured at amortized cost
8,038
5,625
Net cash flow from / (used in) investing activities
(1,050)
(13,927)
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost
10,526
3,009
Distributions paid on UBS AG shares
(4,500)
(6,500)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
5
84,811
62,315
Repayment of debt designated at fair value and long-term debt measured at amortized cost
5
(79,547)
(69,435)
Inflows from securities financing transactions measured at amortized cost
6
1,736
565
Outflows from securities financing transactions measured at amortized cost
6
(1,561)
Net cash flows from other financing activities
(358)
(505)
Net cash flow from / (used in) financing activities
12,668
(12,112)
Total cash flow
Cash and cash equivalents at the beginning of the year
230,965
243,360
Net cash flow from / (used in) operating, investing and financing activities
15,125
(6,012)
Effects of exchange rate differences on cash and cash equivalents
1
(3,867)
20,976
Cash and cash equivalents at the end of the year
242,223
258,323
of which: cash and balances at central banks
7
215,716
236,193
of which: amounts due from banks
7
19,177
19,094
of which: money market paper
7,8
7,330
3,036
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
20,379
21,790
Interest paid in cash
15,491
19,593
Dividends on equity investments, investment funds and associates received in cash
2
1,332
1,803
1 Foreign currency
translation and foreign
exchange effects on
operating assets and
liabilities and on
cash and cash
equivalents are presented
within the Other
net adjustments line,
with the exception
of foreign
currency hedge effects
related to foreign
exchange swaps,
which are presented
on the line
Financial assets and
liabilities at fair
value held for
trading and
derivative financial
instruments.
2 Includes dividends
received from
associates.
3 Includes
cash proceeds
of USD
506
m from
the sale
of a
50
% interest
in Swisscard.
Refer to
“Note 28
Changes in
organization and
acquisitions and
disposals of
subsidiaries and
businesses” in the “Consolidated financial
statements” section of the UBS
AG Annual Report 2025 for
more information.
4 Includes cash flows in relation
to financial assets measured at
fair value through other
comprehensive income and financial assets measured at fair value through profit or loss.
5 Includes funding from UBS Group AG measured at
amortized cost (recognized on the balance sheet in Funding from UBS
Group AG measured at amortized cost) and measured at fair value (recognized on the balance sheet in Other financial liabilities designated at fair value).
6 Reflects cash flows from securities financing transactions measured at amortized cost that use UBS AG debt instruments as the underlying.
7 Includes only balances with an original maturity of three months or less.
8 Money market paper is included in the balance sheet
under Financial
assets at
fair value
not held
for trading
(30 June 2026:
USD
6,922
m; 30 June
2025: USD
2,431
m), Other
financial assets
measured at
amortized cost
(30 June 2026:
USD
377
m; 30 June
2025:
USD
338
m), Financial assets measured at
fair value through other comprehensive income
(30 June 2026: USD
0
m; 30 June 2025: USD
140
m) and Financial assets
at fair value held for
trading (30 June 2026: USD
31
m;
30 June 2025: USD
127
m).

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim consolidated financial
statements (unaudited)
Note 1
Basis of accounting
Basis of preparation
The interim
consolidated financial
statements (the
financial statements)
of UBS AG
and its
subsidiaries (together,
UBS AG) for the
six-month period
ended 30 June 2026
are prepared
in accordance
with IFRS
Accounting Standards,
as issued by
the International Accounting
Standards Board (the
IASB), and are
presented in US
dollars. These interim
consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and include
the
consolidated
balance
sheet
as
of
30 June
2026
and
the
related
consolidated
statements
of
income,
comprehensive income, changes in equity and cash flows for the six-month period ended 30 June 2026, as well as accompanying explanatory notes.
In
preparing
these
interim
consolidated
financial
statements,
the
same
accounting
policies
and
methods
of
computation have
been applied
as in
the UBS AG
consolidated annual
financial statements
for the
period ended
31 December 2025, except for changes described in this Note. These interim consolidated financial statements are unaudited and
should be
read in
conjunction with:
the audited
consolidated financial
statements in
the UBS AG
Annual
Report
2025;
the
“Management
report”
sections
of
the
UBS Group
30 June
2026
Interim
Report,
specifically the disclosures in the “UBS Group performance, business divisions and Group Items” section regarding the O’Connor business exit and the sale
of UBS AG’s interest in Swisscard AECS
GmbH; and the information about
these transactions
disclosed in
the UBS Group
first quarter
2026 report.
In the
opinion of
management, all
necessary
adjustments have been made for a
fair presentation of UBS AG’s financial position,
results of operations and cash
flows.
Preparation
of
these
interim
consolidated
financial
statements
requires
management
to
make
estimates
and
assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities.
These estimates and
assumptions are based
on the best
available information. Actual
results
in the future
could differ from
such estimates and
differences may be
material to the
financial statements. Revisions
to estimates,
based on
regular reviews,
are
recognized in
the period
in which
they occur.
For more
information
about areas of
estimation uncertainty
that are considered
to require critical
judgment, refer to
“Note 1a Material
accounting policies” in the “Consolidated financial statements” section of the UBS AG Annual Report 2025.
Change in interim reporting
Starting
from
2026,
UBS
AG
publishes
semi-annual
interim
financial
reports
that
include
interim
consolidated
financial statements as
of and for the
six-month period ending 30
June, prepared in
accordance with IAS 34.
The
income statement, the statement of
comprehensive income, the statement of changes
in equity and the statement
of
cash
flows
and
related information
in
this
report
are
presented on
the
basis
of
the
six-month
periods
ended
30 June 2026 and 30 June 2025. The
balance sheet and related information are presented
as of 30 June 2026 and
31 December 2025.
From
the
first
quarter
of
2026
onward,
UBS AG’s
first-
and
third-quarter
financial
reports
include
consolidated
financial
information
that
is
no
longer
prepared
in
accordance
with
IAS 34.
Instead,
UBS AG
publishes
financial
information for
those quarters
that is
prepared in
accordance with
UBS AG accounting
policies, which
are consistent
with IFRS Accounting Standards, but does not include
all explanatory notes as required under IAS 34 and
therefore
does
not
constitute
an
“interim
financial
report”
as
defined
by
IAS 34.
This
change
was
intended
to
improve
efficiency, while maintaining a high level of transparency for investors.
Amendments to IFRS 9, Financial Instruments,
and IFRS 7,
Financial Instruments: Disclosures
Effective from
1 January 2026,
UBS AG has
adopted the
Amendments to
the Classification
and Measurement
of
Financial Instruments
– Amendments
to IFRS 9
and IFRS 7
(the Amendments)
related to
classification of
financial
assets and
derecognition of
financial instruments,
including the
introduction of
an accounting
policy election
to
derecognize
financial
liabilities
settled
through
electronic
transfer
systems
before
the
settlement
date,
if
certain
conditions are met.
The Amendments also
introduced new disclosure
requirements for financial
instruments with
contractual
terms
that
can
change
the
timing
or
amount
of
contractual
cash
flows,
which
UBS AG
presents
in
Note 12. The impact of the Amendments on these interim consolidated financial statements was not material.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Other amendments to IFRS Accounting Standards
The
IASB
has
issued
new
IFRS
Accounting
Standards
and
a
number
of
minor
amendments
to
IFRS
Accounting
Standards, effective from 1 January
2026 and later. These
do not have or
are not expected to
have a material effect
on UBS AG when they are adopted.
Currency translation rates
The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.26 31.3.26 31.12.25 30.6.25 30.6.26 31.3.26 30.6.25 30.6.26 30.6.25
1 CHF
1.24
1.25
1.26
1.26
1.27
1.28
1.23
1.27
1.17
1 EUR
1.14
1.16
1.17
1.18
1.16
1.17
1.15
1.17
1.10
1 GBP
1.33
1.32
1.35
1.37
1.34
1.35
1.35
1.35
1.31
100 JPY
0.61
0.63
0.64
0.69
0.63
0.63
0.70
0.63
0.68
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average
of three month-end rates,
weighted according to the
income and expense volumes
of all operations
of UBS AG with
the same functional currency
for each month. Weighted
-average rates for
individual business
divisions may deviate from the weighted-average rates for UBS AG.
Note 2
Segment reporting
UBS AG’s
business
divisions
are
organized
globally
into
five
business
divisions:
Global
Wealth
Management,
Personal &
Corporate Banking,
Asset Management,
the Investment
Bank, and
Non-core and
Legacy. All
five business
divisions are supported by Group
Items and qualify as
reportable segments for the purpose
of segment reporting.
Together with Group Items they reflect the management structure of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2025 for more information about UBS AG’s reporting segments
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the six months ended 30 June 2026
Net interest income
3,508
2,352
(28)
(1,040)
(70)
(643)
4,079
Non-interest income
10,500
2,270
1,556
8,733
79
293
23,431
Total revenues
14,008
4,622
1,527
7,694
9
(350)
27,510
Credit loss expense / (release)
13
151
0
108
(75)
1
197
Operating expenses
10,606
2,919
1,100
5,379
708
499
21,211
Operating profit / (loss) before tax
3,389
1,552
426
2,207
(625)
(849)
6,101
Tax expense / (benefit)
1,363
Net profit / (loss)
4,738
As of 30 June 2026
Total assets
590,886
474,285
28,638
575,646
19,857
17,753
1,707,065
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the six months ended 30 June 2025
Net interest income
3,176
2,201
(35)
(1,559)
(134)
(737)
2,912
Non-interest income
9,287
1,890
1,547
7,428
113
621
20,886
Total revenues
12,463
4,091
1,512
5,869
(21)
(116)
23,798
Credit loss expense / (release)
6
172
0
90
9
(1)
275
Operating expenses
10,190
3,030
1,225
4,840
1,488
548
21,322
Operating profit / (loss) before tax
2,268
890
286
938
(1,519)
(663)
2,201
Tax expense / (benefit)
(32)
Net profit / (loss)
2,233
As of 31 December 2025
Total assets
577,946
481,784
26,889
488,001
25,413
17,140
1,617,173

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3
Net interest income
Net interest income
Year-to-date
USD m 30.6.26 30.6.25
Interest income from loans and deposits
1
10,580
11,620
Interest income from securities financing transactions measured at amortized cost
2
1,443
1,754
Interest income from other financial instruments measured at amortized cost
834
766
Interest income from debt instruments measured at fair value through other comprehensive income
282
71
Interest income from derivative instruments designated as cash flow hedges
(358)
(672)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
12,781
13,538
Interest expense on loans and deposits
3
5,802
7,325
Interest expense on securities financing transactions measured at amortized cost
4
1,104
972
Interest expense on debt issued and funding from UBS Group AG measured at amortized cost
4,691
5,346
Interest expense on lease liabilities
63
72
Total interest expense from financial instruments measured at amortized cost
11,661
13,715
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
1,120
(177)
Net interest income from financial instruments measured at fair value through profit or loss and other
2,958
3,089
Total net interest income
4,079
2,912
1 Consists of
interest income from
cash and balances
at central banks,
amounts due from
banks, and
cash collateral
receivables on
derivative instruments,
as well as
negative interest on
amounts due to
banks,
customer deposits, and
cash collateral payables
on derivative instruments.
2 Includes interest income
on receivables from
securities financing transactions
and negative interest,
including fees, on
payables from
securities financing transactions.
3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances
at central banks, amounts
due from banks, and cash
collateral receivables on derivative
instruments.
4 Includes interest expense on payables
from securities financing transactions and
negative interest, including
fees, on receivables from securities financing transactions.
Note 4
Net fee and commission income
Net fee and commission income
Year-to-date
USD m 30.6.26 30.6.25
Underwriting fees
679
471
M&A and corporate finance fees
497
470
Brokerage fees
3,453
2,637
Portfolio management, investment fund and related services fees
1
10,522
9,408
Other
1,592
1,474
Total fee and commission income
2
16,743
14,459
of which: recurring
10,526
9,368
of which: transaction-based
6,176
5,019
of which: performance-based
42
73
Fee and commission expense
3
1,516
1,303
Net fee and commission income
15,227
13,156
of which: recurring net fee and commission income
9,780
8,737
of which: Global Wealth Management
7,328
6,626
of which: Personal & Corporate Banking
900
702
of which: Asset Management
1,420
1,350
of which: transaction-based net fee and commission income
5,406
4,350
of which: Global Wealth Management
2,114
1,706
of which: Personal & Corporate Banking
696
663
of which: Asset Management
17
27
of which: performance-based net fee and commission income
42
69
of which: Asset Management
42
69
1 Fees for portfolio management and related services and investment fund fees are presented on a combined basis. Comparative-period information has been aligned with the information presented for the six-month period ended 30
June 2026. This
category includes fees
earned on portfolio
management mandates with
clients and management
and performance fees
earned on UBS-managed
funds and third-party-managed
funds.
2 For the six-month period ended 30 June 2026 reflects third-party fee and commission income of USD
9,940
m for Global Wealth Management, USD
1,694
m for Personal & Corporate Banking, USD
2,064
m
for Asset
Management, USD
3,011
m for
the Investment
Bank, USD
4
m for
Non-core and
Legacy,
and USD
30
m for
Group Items
(for the
six-month period
ended 30
June 2025:
USD
8,752
m for
Global Wealth
Management, USD
1,503
m for Personal & Corporate Banking, USD
1,923
m for Asset Management, USD
2,234
m for the Investment Bank, USD
30
m for Non-core and Legacy, USD
18
m for Group Items).
3 Includes
brokerage expense for the six-month period ended 30 June 2026 of USD
208
m (for the six-month period ended 30 June 2025: USD
168
m).

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 5
Other income
Other income
Year-to-date
USD m 30.6.26 30.6.25
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries
1
3
(9)
2
Net gains / (losses) from disposals of investments in associates and joint ventures
163
3
3
Share of net profit / (loss) of associates and joint ventures
110
157
4
Total
276
150
Income from properties
5
18
10
Net gains / (losses) from properties held for sale
8
(28)
Income from shared services provided to UBS Group AG or its subsidiaries
300
322
Other
(22)
(23)
Total other income
580
432
1 Includes foreign exchange gains /
(losses) reclassified from other comprehensive
income related to the disposal
or closure of foreign operations.
2 Includes a loss of USD
11
m recognized upon completion of
the
sale of the
US mortgage
servicing business
of Credit
Suisse, Select
Portfolio Servicing,
which was
managed in Non-core
and Legacy.
Refer to
“Note 28
Changes in organization
and acquisitions
and disposals
of
subsidiaries and
businesses” in
the “Consolidated
financial statements”
section of
the UBS
AG Annual
Report 2025
for more
information.
3 Represents a gain
related to the
sale of UBS
AG’s
50
% interest
in
Swisscard AECS GmbH (Swisscard), a joint venture in Switzerland between UBS AG and American Express Swiss Holdings GmbH (American Express), to American Express, which was managed in Personal & Corporate
Banking. Refer to “Note
28 Changes in organization
and acquisitions and disposals
of subsidiaries and businesses”
in the “Consolidated financial
statements” section of the
UBS AG Annual Report
2025 for more
information.
4 Includes a gain of USD
64
m related to UBS AG’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS AG.
Refer to “Note 28 Changes in organization and
acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual
Report 2025 for more information.
5 Includes rent received from third parties.
Note 6
Personnel expenses
Personnel expenses
Year-to-date
USD m 30.6.26 30.6.25
Salaries and variable compensation
1
10,733
10,011
of which: variable compensation – financial advisors
2
3,029
2,744
Contractors
48
77
Social security
662
610
Post-employment benefit plans
424
477
Other personnel expenses
385
383
Total personnel expenses
12,252
11,559
1 Includes role-based allowances.
2 Financial advisor compensation mainly consists of
cash compensation, determined using a formulaic approach
based on production, and deferred awards. It also
includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Note 7
General and administrative expenses
General and administrative expenses
Year-to-date
USD m 30.6.26 30.6.25
Outsourcing costs
233
384
Technology costs
407
499
Consulting, legal and audit fees
337
540
Real estate and logistics costs
365
439
Market data services
279
302
Marketing and communication
143
164
Travel and entertainment
144
145
Litigation, regulatory and similar matters
1
255
359
Other
5,558
5,474
2
of which: shared services costs charged by UBS Group AG or its subsidiaries
5,032
4,769
Total general and administrative expenses
7,724
8,305
1 Reflects the
net increase /
(decrease) in provisions
for litigation, regulatory
and similar matters
recognized in the
income statement, as
well as recoveries
from third parties
or other UBS
Group entities.
Refer to
Note 15b for more information.
2 Includes a USD
180
m expense related
to the payment to
Swisscard for the
sale of the Credit
Suisse card portfolios
to UBS AG.
Refer to “Note
28 Changes in organization
and
acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual
Report 2025 for more information.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8
Expected credit loss measurement
a) Credit loss expense / release
Total net
credit loss
expenses in
the first
six months
of 2026
were USD
197
m, reflecting
USD
74
m net
expenses
related to performing positions and USD
123
m net expenses on credit-impaired positions.
Net expected
credit loss
expenses on
the performing
portfolio were
mainly driven
by post-model
adjustments of
USD
42
m in the corporate lending portfolio, mainly in the Investment
Bank, reflecting current macroeconomic and
geopolitical uncertainty.
Net
credit
loss
expenses
of
USD
123
m
were
recognized
for
credit-impaired
positions
and
included
a
USD
157
m
release following the repayment of a corporate lending exposure, of which
USD
85
m was in Non-core and Legacy
and USD
72
m in the Investment
Bank. The effect of
this release was more
than offset by net credit
loss expenses,
primarily
related
to
a
small
number
of
corporate
counterparties
across
Personal
&
Corporate
Banking,
the
Investment Bank and Non-core and Legacy.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
Year-to-date 30.6.26
Global Wealth Management
(9)
22
13
Personal & Corporate Banking
23
128
151
Asset Management
0
0
0
Investment Bank
59
49
108
Non-core and Legacy
0
(75)
(75)
Group Items
1
0
1
Total
74
123
197
Year-to-date 30.6.25
Global Wealth Management
(10)
16
6
Personal & Corporate Banking
14
158
172
Asset Management
0
0
0
Investment Bank
14
76
90
Non-core and Legacy
0
9
9
Group Items
(1)
0
(1)
Total
17
259
275

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8
Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and scenario weights
Scenarios and scenario weights
The expected
credit loss
(ECL) scenarios,
along with
their related
macroeconomic factors
and market
data, were
reviewed in
light of
the economic
and political
conditions prevailing
in the
first half
of 2026
through a
series of
governance meetings,
with input
and feedback
from UBS
AG’s Risk
and Finance
experts across
the business
divisions
and regions.
UBS AG kept
the scenarios and
scenario weights in
line with those applied
in the UBS
AG’s Annual Report 2025.
All
of
the
scenarios
have
been
updated
based
on
the
latest
macroeconomic
forecasts
as
of
30 June
2026.
The
current scenario suite,
together with the
applied scenario weightings
and the level
of post-model
adjustments, is
deemed
appropriate
to
sufficiently
capture
prevailing
macroeconomic
and
geopolitical
uncertainties.
The
assumptions on a calendar-year basis are included in the table below.
The baseline
scenario was
updated with
the latest
macroeconomic forecasts
as of
30 June 2026.
Global growth
and inflation
forecasts have
been adjusted
to reflect
higher energy
prices and
related uncertainty.
However,
the
boom in
AI has
been providing
a meaningful
offset. In
the US,
growth is
expected to
be relatively
resilient, and
inflation is expected
to peak in
the second half
of 2026, reflecting
the lasting effects
of the conflict-related
pressure
in the supply chain. In the Eurozone, the outlook
is more challenging, with Germany and Italy particularly exposed.
Swiss GDP outlook is below trend, affected by the negative spillovers from the Eurozone.
Compared
with
the
January
2026
baseline,
US
GDP
growth
projections
for
2026
and
2027
have
been
revised
slightly upward. Stronger-than-expected economic performance in the beginning of the year more than offset the
negative effects
of higher
energy
prices. In
the Eurozone
the Iran
conflict has
contributed to
lower growth
and
higher inflation, and in Switzerland GDP growth is also slightly weaker and inflation slightly higher in 2026 than in the January baseline.
Equity forecasts for
2026 have been
revised upward across
developed economies. The
revision
for European stocks
reflects the improved
earnings outlook at
the beginning of
2026, while US
stocks have been
supported by strong
technology-sector results. Oil
price forecasts for
2026 and 2027
have been adjusted
upward
in 2026 and 2027 to reflect the situation in Iran.
The
downside
scenario
set
is
unchanged,
with
global
trade
war
remaining
the
binding
scenario
and
moderate
stagflation
crisis
the secondary
downside scenario.
While
the underlying
narratives
remain unchanged,
brent
oil
price assumptions
for 2026
and 2027
were recalibrated
to reflect
recent geopolitical
developments and
the ongoing
conflicts in the Middle East, resulting in a higher energy price profile.
Comparison of shock factors
Baseline
Key parameters 2025 2026 2027
Real GDP growth (annual percentage change)
US
2.1
2.2
2.1
Eurozone
1.5
0.8
1.2
Switzerland
1.4
1.1
1.1
Unemployment rate (%, annual average)
US
4.2
4.5
4.5
Eurozone
6.3
6.4
6.3
Switzerland
2.8
3.1
3.0
Fixed income: 10-year government bonds (%, Q4)
USD
4.2
4.5
4.5
EUR
2.9
2.9
3.0
CHF
0.3
0.3
0.4
Real estate (annual percentage change, Q4)
US
1.3
2.0
3.1
Eurozone
5.0
3.8
4.1
Switzerland
3.8
2.5
2.0
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.6.26 31.12.25 30.6.25
Asset price appreciation
5.0
5.0
5.0
Baseline
50.0
50.0
50.0
Moderate stagflation crisis
30.0
30.0
0.0
Global trade war
15.0
15.0
0.0
Mild stagflation crisis
0.0
0.0
30.0
Global crisis
0.0
0.0
15.0

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8
Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions
The following tables provide
information about financial instruments
and certain non-financial instruments
that are
subject
to
ECL
requirements.
For
amortized-cost
instruments,
the
carrying
amount
represents
the
maximum
exposure to credit
risk, taking into
account the allowance
for credit losses.
Financial assets measured
at fair value
through other comprehensive income (FVOCI) are
also subject to ECL; however, unlike amortized-cost
instruments,
the allowance for
credit losses for
FVOCI instruments does
not reduce the
carrying amount of
these financial assets.
Instead, the carrying
amount of financial
assets measured at
FVOCI represents the
maximum exposure to
credit risk.
No purchased credit-impaired financial assets were
recognized in the first half of 2026.
Originated credit-impaired
financial assets were not material and are not presented in the table below.
In addition to recognized financial assets,
certain off-balance sheet financial instruments and
other credit lines are
also subject to
ECL. The maximum
exposure to credit
risk for off-balance
sheet financial instruments
is calculated
based on notional amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 30.6.26
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
215,716
215,693
23
0
(271)
0
(271)
0
Amounts due from banks
20,514
20,346
163
5
(3)
0
(3)
0
Receivables from securities financing transactions measured at amortized cost
83,553
83,553
0
0
(1)
(1)
0
0
Cash collateral receivables on derivative instruments
51,314
51,314
0
0
0
0
0
0
Loans and advances to customers
667,391
634,006
28,591
4,794
(3,162)
(365)
(286)
(2,511)
of which: Private clients with mortgages
288,702
274,962
12,069
1,671
(148)
(41)
(23)
(84)
of which: Real estate financing
94,239
86,428
7,396
415
(89)
(26)
(26)
(37)
of which: Large corporate clients
26,637
23,250
2,845
543
(767)
(104)
(101)
(562)
of which: SME clients
23,739
19,718
2,623
1,399
(1,445)
(92)
(86)
(1,267)
of which: Lombard
165,990
165,623
0
368
(74)
(5)
0
(69)
of which: Credit cards
2,535
1,934
550
51
(53)
(7)
(13)
(33)
of which: Commodity trade finance
5,498
4,726
772
0
(141)
(9)
0
(131)
of which: Ship / aircraft financing
9,097
8,145
883
69
(11)
(7)
(4)
0
of which: Consumer financing
2,988
2,760
121
106
(171)
(29)
(25)
(118)
Other financial assets measured at amortized cost
72,437
71,241
927
269
(138)
(31)
(15)
(91)
of which: Loans to financial advisors
2,947
2,806
48
93
(35)
(4)
(1)
(31)
Total financial assets measured at amortized cost
1,110,926
1,076,152
29,705
5,068
(3,576)
(398)
(576)
(2,603)
Financial assets measured at fair value through other comprehensive income
14,517
14,517
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,125,443
1,090,669
29,705
5,068
(3,576)
(398)
(576)
(2,603)
Notional exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
44,497
41,980
2,348
168
(76)
(16)
(24)
(37)
of which: Large corporate clients
7,140
5,645
1,460
35
(21)
(8)
(7)
(6)
of which: SME clients
3,513
3,034
392
88
(41)
(4)
(15)
(22)
of which: Financial intermediaries and hedge funds
26,498
26,224
254
21
(1)
(1)
0
0
of which: Lombard
3,316
3,291
0
25
(2)
0
0
(2)
of which: Commodity trade finance
5
5
0
0
0
0
0
0
Irrevocable loan commitments
86,509
82,219
3,843
447
(293)
(119)
(83)
(91)
of which: Large corporate clients
48,757
45,152
3,269
336
(264)
(98)
(80)
(85)
Forward starting reverse repurchase and securities borrowing agreements
9,806
9,806
0
0
0
0
0
0
Committed unconditionally revocable credit lines
57,746
53,883
3,739
124
(68)
(53)
(14)
0
of which: Real estate financing
6,733
5,461
1,272
0
(4)
(5)
1
0
of which: Large corporate clients
9,650
8,824
824
1
(13)
(8)
(4)
0
of which: SME clients
10,791
10,181
498
112
(33)
(25)
(7)
0
of which: Lombard
2
2,146
2,146
0
0
0
0
0
0
of which: Credit cards
12,800
12,158
638
3
(9)
(7)
(2)
0
Irrevocable committed prolongation of existing loans
8,620
8,603
15
2
(6)
(5)
(1)
0
Total off-balance sheet financial instruments and other credit lines
207,178
196,491
9,946
741
(443)
(192)
(122)
(128)
Total allowances and provisions
(4,019)
(590)
(698)
(2,731)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective
ECL allowances.
2 Committed unconditionally revocable credit lines decreased by
USD
65.2
bn, primarily in Global Wealth Management and mainly driven by certain Lombard facilities becoming uncommitted either following changes to certain contractual terms in the course of client account migrations or by a refinement of UBS’s definition of a commitment.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8
Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
209,858
209,606
252
0
(262)
0
(262)
0
Amounts due from banks
19,243
19,119
124
0
(14)
(9)
(5)
0
Receivables from securities financing transactions measured at amortized cost
83,656
83,656
0
0
(1)
(1)
0
0
Cash collateral receivables on derivative instruments
41,552
41,552
0
0
0
0
0
0
Loans and advances to customers
658,760
628,914
25,287
4,559
(3,236)
(352)
(271)
(2,613)
of which: Private clients with mortgages
288,259
277,176
9,635
1,448
(134)
(44)
(18)
(72)
of which: Real estate financing
93,076
87,650
5,307
119
(68)
(26)
(30)
(12)
of which: Large corporate clients
26,963
23,146
2,890
928
(1,009)
(117)
(94)
(798)
of which: SME clients
23,941
19,984
2,551
1,406
(1,305)
(80)
(81)
(1,144)
of which: Lombard
165,336
164,890
169
276
(130)
(6)
0
(124)
of which: Credit cards
2,408
1,860
501
47
(48)
(7)
(12)
(29)
of which: Commodity trade finance
4,849
3,570
1,274
6
(136)
(8)
0
(128)
of which: Ship / aircraft financing
8,753
7,609
1,025
119
(17)
(9)
(8)
0
of which: Consumer financing
2,957
2,699
130
129
(167)
(19)
(24)
(123)
Other financial assets measured at amortized cost
72,025
70,552
1,247
225
(122)
(29)
(9)
(84)
of which: Loans to financial advisors
2,716
2,567
53
95
(34)
(3)
(1)
(30)
Total financial assets measured at amortized cost
1,085,094
1,053,400
26,911
4,784
(3,635)
(392)
(546)
(2,697)
Financial assets measured at fair value through other comprehensive income
13,868
13,868
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,098,962
1,067,267
26,911
4,784
(3,635)
(392)
(546)
(2,697)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
47,102
45,512
1,448
142
(50)
(15)
(22)
(13)
of which: Large corporate clients
7,388
6,446
916
26
(17)
(7)
(6)
(4)
of which: SME clients
3,134
2,834
228
72
(24)
(5)
(15)
(4)
of which: Financial intermediaries and hedge funds
29,411
29,288
123
0
(1)
(1)
0
0
of which: Lombard
3,537
3,505
1
31
(2)
0
0
(1)
of which: Commodity trade finance
2,252
2,152
100
0
(1)
(1)
0
0
Irrevocable loan commitments
82,122
77,976
3,938
208
(227)
(114)
(77)
(36)
of which: Large corporate clients
50,000
46,556
3,292
153
(184)
(91)
(72)
(20)
Forward starting reverse repurchase and securities borrowing agreements
10,723
10,723
0
0
0
0
0
0
Unconditionally revocable loan commitments
123,107
119,410
3,449
248
(67)
(51)
(16)
0
of which: Real estate financing
6,433
5,291
1,041
101
(3)
(5)
1
0
of which: Large corporate clients
11,393
10,737
650
6
(15)
(7)
(6)
(2)
of which: SME clients
11,814
11,278
418
118
(31)
(24)
(7)
0
of which: Lombard
60,500
60,435
63
1
0
0
0
0
of which: Credit cards
12,943
12,361
578
4
(9)
(7)
(2)
0
Irrevocable committed prolongation of existing loans
8,178
8,141
32
5
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
271,231
261,761
8,867
603
(347)
(184)
(115)
(49)
Total allowances and provisions
(3,982)
(575)
(661)
(2,746)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective
ECL allowances.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8
Expected credit loss measurement (continued)
The table below provides information
about the exposures subject to ECL and the ECL coverage ratio for UBS AG’s core loan portfolios (i.e. Loans and advances to customers
and
Loans to financial advisors
) and relevant off-balance
sheet exposures.
Cash and
balances
at central
banks
,
Amounts due
from banks
,
Receivables
from securities
financing
transactions ,
Cash collateral
receivables
on derivative
instruments
and
Financial
assets measured
at fair value
through
other comprehensive
income
are not included
in the table
below, due
to their lower
sensitivity
to ECL.
ECL coverage ratios are
calculated by dividing ECL
allowances and provisions by
the gross carrying amount
of the
corresponding on-balance sheet exposures or by the notional amount of the off-balance sheet exposures.
The overall coverage
ratio for performing
positions increased by
1
basis point to
11
basis points as
of 30 June 2026.
Compared with 31 December 2025, the coverage ratio for performing positions related to real estate lending (on-
balance
sheet)
was
unchanged
at
3
basis
points,
and
the
coverage
ratio
for
performing
positions
related
to
corporate lending (on-balance sheet) increased by
3
basis points to
79
basis points.
Coverage ratios for core loan portfolio
30.6.26
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
288,850
275,003
12,092
1,755
5
1
19
2
477
Real estate financing
94,327
86,454
7,422
451
9
3
35
6
809
Total real estate lending
383,177
361,457
19,514
2,206
6
2
25
3
545
Large corporate clients
27,537
23,354
2,946
1,238
279
45
344
78
4,542
SME clients
25,184
19,810
2,709
2,666
574
47
317
79
4,753
Total corporate lending
52,722
43,164
5,654
3,903
420
45
331
79
4,686
Lombard
166,064
165,628
0
436
4
0
1,025
0
1,574
Credit cards
2,588
1,941
564
83
204
37
233
81
3,905
Commodity trade finance
5,624
4,736
772
116
250
20
2
17
0
Ship / aircraft financing
9,109
8,152
887
69
12
8
50
12
0
Consumer financing
3,159
2,789
146
224
542
102
1,696
182
5,258
Other loans and advances to customers
48,110
46,504
1,340
267
55
10
56
11
7,924
Loans to financial advisors
2,982
2,809
49
124
118
13
195
16
2,465
Total other lending
237,637
232,559
3,758
1,320
31
5
135
7
4,488
Total
1
673,536
637,180
28,927
7,429
47
6
99
10
3,421
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
15,646
15,348
295
3
4
3
45
4
0
Real estate financing
8,561
7,280
1,282
0
6
12
0
6
0
Total real estate lending
24,207
22,628
1,577
3
5
6
0
5
0
Large corporate clients
65,722
59,797
5,553
372
45
19
164
32
2,460
SME clients
16,914
15,616
998
300
51
23
277
38
747
Total corporate lending
82,636
75,412
6,552
673
46
20
181
33
1,696
Lombard
2
8,329
8,304
0
25
4
1
0
1
875
Credit cards
12,800
12,158
638
3
7
6
36
7
0
Commodity trade finance
1,619
1,619
0
0
0
2
0
3
0
Ship / aircraft financing
1,602
1,562
40
0
6
0
216
6
0
Consumer financing
165
165
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
32,659
32,027
611
21
1
1
4
1
0
Other off-balance sheet commitments
33,355
32,810
527
17
10
5
35
5
8,311
Total other lending
90,529
88,645
1,817
66
5
3
29
4
2,113
Total
3
197,372
186,685
9,946
741
22
10
123
16
1,727
Total on- and off-balance sheet
4
870,908
823,865
38,872
8,170
42
7
105
11
3,267
1 Includes Loans and advances to customers and Loans to financial advisors, which are presented on the balance sheet line Other financial assets measured at amortized cost.
2 Committed unconditionally revocable
credit lines decreased
by USD
65.2
bn, primarily in
Global Wealth Management
and mainly driven
by certain Lombard
facilities becoming uncommitted
either following changes
to certain contractual
terms in the
course of client account
migrations or by
a refinement of
UBS’s definition
of a commitment.
3 Excludes Forward
starting reverse repurchase
and securities borrowing
agreements.
4 Includes on-balance
sheet
exposure, gross and off-balance sheet exposure (notional) and the related ECL coverage ratio
(bps).

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8
Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
288,393
277,220
9,653
1,520
5
2
19
2
473
Real estate financing
93,145
87,676
5,337
132
7
3
57
6
936
Total real estate lending
381,538
364,896
14,991
1,651
5
2
32
3
510
Large corporate clients
27,973
23,263
2,984
1,726
361
50
315
80
4,625
SME clients
25,246
20,064
2,632
2,550
517
40
307
71
4,487
Total corporate lending
53,219
43,327
5,616
4,276
435
46
311
76
4,543
Lombard
165,466
164,896
169
401
8
0
0
0
3,107
Credit cards
2,456
1,867
513
76
197
37
234
80
3,867
Commodity trade finance
4,986
3,593
1,274
118
273
22
2
17
10,800
Ship / aircraft financing
8,771
7,618
1,033
119
20
12
77
20
0
Consumer financing
3,124
2,718
154
252
533
69
1,590
151
4,884
Other loans and advances to customers
42,437
40,351
1,809
278
52
9
17
9
6,530
Loans to financial advisors
2,750
2,571
54
125
125
12
141
15
2,431
Total other lending
229,989
223,614
5,006
1,370
33
4
97
6
4,504
Total
1
664,747
631,837
25,612
7,298
49
6
106
10
3,623
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
13,016
12,757
245
13
3
2
16
3
0
Real estate financing
7,743
6,591
1,051
101
7
13
0
7
0
Total real estate lending
20,758
19,348
1,296
114
4
6
0
4
0
Large corporate clients
68,798
63,753
4,860
184
31
17
173
28
1,403
SME clients
16,511
15,531
732
247
46
23
386
39
468
Total corporate lending
85,308
79,284
5,592
432
34
18
201
30
868
Lombard
65,395
65,298
64
33
2
0
0
0
2,151
Credit cards
12,943
12,361
578
4
7
6
34
7
0
Commodity trade finance
5,490
5,389
101
0
2
2
6
2
0
Ship / aircraft financing
1,968
1,770
198
0
11
2
89
11
0
Consumer financing
153
153
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
37,709
37,307
401
0
1
1
5
1
0
Other off-balance sheet commitments
30,782
30,127
635
20
7
5
19
6
2,053
Total other lending
154,441
152,406
1,978
57
3
2
26
2
1,963
Total
2
260,508
251,038
8,867
603
13
7
129
11
806
Total on- and off-balance sheet
3
925,254
882,875
34,479
7,900
39
6
112
10
3,408
1 Includes Loans and advances
to customers and Loans to
financial advisors, which are
presented on the balance sheet
line Other financial assets measured
at amortized cost.
2 Excludes Forward starting
reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9
Fair value measurement
a) Fair value hierarchy
The fair
value hierarchy
classification of
financial and
non-financial assets
and liabilities
measured at
fair value
is
summarized in the table below.
During
the
first
six
months
of
2026,
assets
and
liabilities
that
were
transferred
from
Level 2
to
Level 1,
or
from
Level 1 to Level 2, and were held for the entire reporting period were not material.
Determination of fair values from quoted market prices or valuation techniques
1
30.6.26 31.12.25
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
146,769
29,329
3,389
179,487
143,013
29,509
2,333
174,854
of which: Equity instruments
128,333
761
196
129,289
127,459
538
151
128,149
of which: Government bills / bonds
8,685
4,675
1
13,361
6,868
4,298
2
11,168
of which: Investment fund units
9,651
1,238
143
11,032
8,319
1,287
71
9,677
of which: Corporate and municipal bonds
100
20,151
1,141
21,391
367
21,358
874
22,599
of which: Loans
0
2,242
1,417
3,660
0
1,703
1,111
2,814
of which: Asset-backed securities
1
262
120
383
0
324
123
447
Derivative financial instruments
1,369
189,562
2,806
193,737
581
144,514
3,230
148,325
of which: Foreign exchange
404
61,568
337
62,309
293
48,079
306
48,678
of which: Interest rate
0
32,959
813
33,772
0
34,156
1,159
35,315
of which: Equity / index
0
84,356
1,258
85,614
0
49,379
1,435
50,814
of which: Credit
0
3,956
395
4,350
0
3,587
323
3,910
of which: Commodities
0
6,599
2
6,601
3
9,239
5
9,247
Brokerage receivables
0
44,704
0
44,704
0
35,579
0
35,579
Financial assets at fair value not held for trading
49,078
54,901
9,749
113,728
47,564
50,817
8,911
107,293
of which: Financial assets for unit-linked investment contracts
22,633
61
0
22,694
20,776
145
0
20,922
of which: Corporate and municipal bonds
164
19,617
163
19,944
0
16,936
89
17,026
of which: Government bills / bonds
25,328
6,567
0
31,895
26,208
6,147
0
32,355
of which: Loans
0
5,296
5,422
10,718
0
5,760
4,226
9,987
of which: Securities financing transactions
0
21,755
968
22,724
0
20,553
937
21,490
of which: Asset-backed securities
0
1,325
431
1,756
0
1,002
480
1,482
of which: Auction rate securities
0
0
0
0
0
0
191
191
of which: Investment fund units
922
128
598
1,649
480
101
678
1,259
of which: Equity instruments
31
0
2,092
2,123
100
0
2,080
2,180
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
12,266
2,251
0
14,517
11,735
2,133
0
13,868
of which: Government bills / bonds
12,162
246
0
12,409
11,659
0
0
11,659
of which: Commercial paper and certificates of deposit
0
1,817
0
1,817
0
1,944
0
1,944
of which: Corporate and municipal bonds
104
188
0
292
76
189
0
265
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
12,287
0
0
12,287
12,996
0
0
12,996
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
58
58
0
0
62
62
Total assets measured at fair value
221,769
320,747
16,001
558,518
215,890
262,551
14,536
492,977

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9
Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
30.6.26 31.12.25
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
48,719
13,120
53
61,892
39,315
14,278
107
53,700
of which: Equity instruments
40,116
427
48
40,592
32,533
135
65
32,734
of which: Corporate and municipal bonds
8
10,226
3
10,237
12
11,818
37
11,867
of which: Government bills / bonds
6,725
2,091
0
8,815
4,894
2,007
0
6,901
of which: Investment fund units
1,864
252
1
2,117
1,874
177
3
2,054
Derivative financial instruments
1,422
192,597
5,353
199,373
688
150,598
4,981
156,267
of which: Foreign exchange
427
56,751
101
57,279
346
49,496
77
49,918
of which: Interest rate
0
27,908
287
28,195
0
30,539
317
30,856
of which: Equity / index
0
97,427
4,375
101,802
0
58,396
4,224
62,620
of which: Credit
0
4,849
544
5,393
0
4,052
314
4,366
of which: Commodities
0
5,589
16
5,605
2
8,024
16
8,043
of which: Loan commitments measured at FVTPL
0
8
30
37
0
6
26
33
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
78,536
0
78,536
0
62,202
0
62,202
Debt issued designated at fair value
0
103,634
10,863
114,496
0
96,457
11,087
107,544
Other financial liabilities designated at fair value
0
34,406
2,928
37,335
0
32,047
3,240
35,287
of which: Financial liabilities related to unit-linked investment contracts
0
22,838
0
22,838
0
21,052
0
21,052
of which: Securities financing transactions
0
3,816
443
4,259
0
3,389
459
3,848
of which: Funding from UBS Group AG
0
5,904
1,604
7,508
0
5,500
1,604
7,104
of which: Over-the-counter debt instruments
and others
0
1,849
881
2,730
0
2,107
1,178
3,284
Total liabilities measured at fair value
50,142
422,293
19,197
491,632
40,003
355,584
19,415
415,001
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.
2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.
b) Valuation adjustments
The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.
Deferred day-1 profit or loss is generally released into
Other net income
from financial
instruments
measured at
fair
value
through
profit
or
loss
when
the
pricing
of
equivalent
products
or
the
underlying
parameters
become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
Year-to-date
USD m 30.6.26 30.6.25
Reserve balance at the beginning of the period
446
421
Profit / (loss) deferred on new transactions
191
133
(Profit) / loss recognized in the income statement
(166)
(135)
Foreign currency translation
0
(2)
Reserve balance at the end of the period
472
417
The table below summarizes other valuation adjustment reserves recognized on the balance sheet.
Other valuation adjustment reserves on the balance sheet
As of
USD m 30.6.26 31.12.25
Own credit adjustments on financial liabilities designated at fair value
1
(1,424)
(1,733)
of which: debt issued designated at fair value
(779)
(1,014)
of which: other financial liabilities designated at fair value
(645)
(719)
Credit valuation adjustments
2
(24)
(29)
Funding and debit valuation adjustments
(70)
(50)
Other valuation adjustments
(741)
(740)
of which: liquidity
(508)
(523)
of which: model uncertainty
(233)
(217)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.
2 Amount does not include reserves against defaulted counterparties.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9
Fair value measurement (continued)
c) Level 3 instruments: valuation techniques and inputs
The
table
below
presents
material
Level 3
assets
and
liabilities,
together
with
the
valuation
techniques
used
to
measure fair
value, as
well as the
inputs used in
a given
valuation technique that
are considered
significant as of
30 June 2026 and unobservable, and a range of values for those unobservable inputs.
The range of values represents
the highest-
and lowest-level inputs used
in the valuation techniques.
Therefore,
the
range does not
reflect the
level of uncertainty
regarding a
particular
input or an assessment
of the reasonableness
of
UBS AG’s estimates and assumptions, but rather
the different underlying characteristics of the
relevant assets and
liabilities
held by UBS
AG.
The significant unobservable inputs
disclosed in the table
below are consistent with
those included in “Note 20
Fair
value measurement” in the “Consolidated financial statements” section of the UBS AG Annual Report 2025.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.26 31.12.25
USD bn 30.6.26 31.12.25 30.6.26 31.12.25 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
1.3
1.0
0.0
0.0
Relative value to
market comparable Bond price equivalent
9
103
93
11
104
80
points
Loans at fair value (held for
trading and not held for
trading) and guarantees
3
6.9
5.6
0.0
0.0
Relative value to
market comparable Loan price equivalent
4
100
96
19
101
87
points
Discounted expected
cash flows Credit spread
275
275
275
233
277
277
basis
points
Market comparable
and securitization
model Credit spread
75
1,915
248
85
1,965
323
basis
points
Investment fund units
4
0.7
0.7
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
4
2.3
2.2
0.0
0.1
Relative value to
market comparable Price
Securities financing
transactions
1.0
0.9
0.4
0.5
Discounted expected
cash flows Funding spread
95
181
95
166
basis
points
Debt issued designated at
fair value and Other
financial liabilities
designated at fair value
3
13.3
13.9
Derivative financial instruments
Interest rate
0.8
1.2
0.3
0.3
Option model Volatility of interest rates
61
80
61
85
basis
points
Credit
0.4
0.3
0.5
0.3
Discounted expected
cash flows
Credit spreads
4
1,040
3
1,040
basis
points
Recovery rates
4
60
4
60
%
Option model Recovery rates
0
40
0
40
%
Equity / index
1.3
1.4
4.4
4.2
Option model Equity dividend yields
0
9
0
11
%
Volatility of equity stocks,
equity and other indices
4
195
3
104
%
Equity-to-FX correlation
(65)
70
(65)
70
%
Equity-to-equity correlation
13
100
(10)
100
%
Loan commitments
measured at FVTPL
0.0
0.0
Relative value to
market comparable
Loan price equivalent
66
100
80
100
points
1 The ranges of significant unobservable
inputs are represented in points, percentages and
basis points. Points are
a percentage of par (e.g. 100 points
would be 100% of par).
2 Weighted averages are provided
for most
non-derivative financial
instruments and
were calculated
by weighting
inputs based
on the
fair values
of the
respective instruments.
Weighted averages
are not
provided for
inputs related
to Securities
financing transactions and Derivative financial instruments, as this would not be meaningful.
3 Excludes securities financing transactions. Debt issued designated at fair value and Other financial liabilities designated
at fair value primarily consists of UBS AG structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which
have embedded derivative parameters that are
considered to be unobservable. The derivative instrument parameters for debt issued designated at
fair value, embedded derivatives for over-the-counter debt instruments reported under Other
financial liabilities designated
at fair value
and funded derivatives
reported under Loans
at fair value
(held for trading
and not held
for trading) are
presented in the
corresponding derivative
financial instruments lines in this table.
4 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9
Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes in unobservable input assumptions
The table below summarizes those
financial assets and liabilities classified
as Level 3 for which a
change in one or
more
of
the unobservable
inputs to
reflect
reasonably possible
alternative assumptions
would
change
fair value
significantly, and the estimated effect thereof.
The
sensitivity
data
shown
below
presents
an
estimation
of
valuation
uncertainty
based
on
reasonably
possible
alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically,
these financial
assets and
liabilities are
sensitive to
a combination
of inputs
from Levels 1–3.
Although well-defined
interdependencies may
exist between
Level 1 / 2 parameters
and Level 3
parameters (e.g.
between interest rates, which
are generally Level 1 or
Level 2, and prepayments, which
are generally Level 3), these
have not been incorporated in the table. Furthermore,
direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
30.6.26 31.12.25
USD m
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Loans at fair value (held for trading and not held for trading) and guarantees
2
32
(49)
79
(67)
Securities financing transactions
14
(22)
16
(8)
Auction rate securities
0
0
8
(4)
Asset-backed securities
19
(15)
15
(15)
Equity instruments
3
194
(194)
414
(389)
Investment fund units
180
(181)
204
(206)
Loan commitments measured at FVTPL
16
(26)
15
(25)
Interest rate derivatives, net
31
(24)
52
(23)
Credit derivatives, net
23
(49)
25
(55)
Foreign exchange derivatives, net
6
(5)
9
(6)
Equity / index derivatives, net
809
(705)
667
(570)
Other
242
(119)
206
(83)
Total
1,567
(1,389)
1,710
(1,452)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
2 Sensitivity of funded derivatives is reported under equivalent derivatives.
3 Sensitivity decreased
due to refinements applied in estimating valuation uncertainty.
e) Level 3 instruments: movements during the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value
on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the
fair
value
hierarchy
and,
as
a
result,
realized
and
unrealized
gains
and
losses
included
in
the
table
may
not
include the effect of
related hedging activity. Furthermore,
the realized and unrealized
gains and losses presented
in the table are not limited solely
to those arising from Level 3 inputs, as
valuations are generally derived from both
observable and unobservable parameters.
Assets
and
liabilities
transferred
into
or
out
of
Level 3
are
presented
as
if
those
assets
or
liabilities
had
been
transferred on 1 January 2026.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9
Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers
into
Level 3
Transfers
out of
Level 3
Foreign
currency
translation
Balance at
the end
of the
period
For the six months ended 30 June 2026
2
Financial assets at fair value held for
trading
2.3
(0.0)
(0.0)
0.9
(0.7)
1.0
(0.4)
0.7
(0.2)
(0.0)
3.4
of which: Equity instruments
0.2
(0.0)
(0.0)
0.0
(0.3)
0.0
(0.0)
0.4
(0.0)
(0.0)
0.2
of which: Corporate and municipal
bonds
0.9
(0.0)
(0.0)
0.4
(0.2)
0.0
0.0
0.2
(0.2)
(0.0)
1.1
of which: Loans
1.1
0.0
0.0
0.0
(0.3)
1.0
(0.4)
0.0
(0.0)
(0.0)
1.4
Derivative financial instruments – assets
3.2
0.2
0.2
0.0
0.0
0.7
(0.8)
0.1
(0.7)
(0.0)
2.8
of which: Interest rate
1.2
0.1
0.1
0.0
0.0
0.0
(0.1)
0.0
(0.4)
0.0
0.8
of which: Equity / index
1.4
0.2
0.1
0.0
0.0
0.6
(0.7)
0.0
(0.3)
(0.0)
1.3
of which: Credit
0.3
(0.1)
(0.0)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.4
Financial assets at fair value not held
for trading
8.9
0.7
0.7
0.1
(0.1)
1.4
(1.0)
0.0
(0.2)
(0.0)
9.7
of which: Loans
4.2
0.7
0.7
0.0
0.0
1.2
(0.5)
0.0
(0.2)
(0.0)
5.4
of which: Auction rate securities
0.2
(0.0)
0.0
0.0
0.0
0.0
(0.2)
0.0
0.0
0.0
0.0
of which: Equity instruments
2.1
0.0
0.0
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
2.1
of which: Investment fund units
0.7
(0.0)
(0.0)
0.0
(0.1)
0.0
(0.0)
0.0
(0.0)
(0.0)
0.6
of which: Asset-backed securities
0.5
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.4
Derivative financial instruments –
liabilities
5.0
0.7
0.6
0.0
0.0
1.4
(1.5)
0.3
(0.5)
(0.0)
5.4
of which: Interest rate
0.3
0.2
0.1
0.0
0.0
0.0
(0.2)
0.0
(0.1)
(0.0)
0.3
of which: Equity / index
4.2
0.5
0.5
0.0
0.0
1.1
(1.3)
0.2
(0.4)
(0.0)
4.4
of which: Credit
0.3
(0.0)
(0.0)
0.0
0.0
0.2
0.0
0.1
(0.0)
(0.0)
0.5
of which: Loan commitments
measured at FVTPL
0.0
0.0
0.0
0.0
0.0
0.0
(0.0)
0.0
0.0
(0.0)
0.0
Debt issued designated at fair value
11.1
0.4
0.3
0.0
(0.0)
3.7
(2.3)
0.6
(2.4)
(0.1)
10.9
Other financial liabilities designated at
fair value
3.2
0.0
0.0
0.0
0.0
0.3
(0.6)
0.0
(0.0)
(0.0)
2.9
For the six months ended 30 June 2025
Financial assets at fair value held for
trading
3.1
(0.0)
(0.1)
0.4
(1.1)
1.1
(0.4)
0.4
(0.1)
0.1
3.5
of which: Equity instruments
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Corporate and municipal
bonds
0.8
(0.0)
(0.0)
0.3
(0.4)
0.0
(0.0)
0.1
(0.1)
0.0
0.8
of which: Loans
1.8
0.1
(0.0)
0.0
(0.5)
1.1
(0.3)
0.0
(0.0)
0.0
2.2
Derivative financial instruments – assets
2.8
(0.0)
0.1
0.0
(0.0)
1.3
(0.9)
0.3
(0.3)
0.0
3.2
of which: Interest rate
0.9
0.1
0.1
0.0
(0.0)
0.0
(0.2)
0.1
(0.0)
(0.1)
0.9
of which: Equity / index
1.1
(0.2)
(0.2)
0.0
0.0
0.7
(0.3)
0.1
(0.2)
0.0
1.3
of which: Credit
0.6
0.1
0.2
0.0
(0.0)
0.5
(0.3)
0.1
(0.1)
0.0
0.9
Financial assets at fair value not held
for trading
8.7
0.7
0.6
0.1
(0.3)
0.7
(0.8)
0.1
(0.1)
0.2
9.3
of which: Loans
3.2
0.7
0.7
0.0
(0.0)
0.5
(0.7)
0.0
(0.0)
0.1
3.7
of which: Auction rate securities
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.2
of which: Equity instruments
2.9
0.1
0.1
0.1
(0.1)
0.0
(0.0)
0.0
(0.0)
0.1
3.1
of which: Investment fund units
0.7
0.0
0.0
0.0
(0.1)
0.0
(0.0)
0.0
0.0
0.0
0.6
of which: Asset-backed securities
0.6
(0.0)
(0.0)
0.0
(0.1)
0.0
0.0
0.0
(0.0)
0.0
0.5
Derivative financial instruments –
liabilities
4.1
0.2
0.2
0.0
(0.0)
1.2
(1.0)
0.1
(0.6)
0.1
4.1
of which: Interest rate
0.3
0.1
0.1
0.0
(0.0)
0.0
(0.1)
0.0
(0.0)
0.0
0.3
of which: Equity / index
3.1
0.2
0.2
0.0
0.0
1.1
(0.6)
0.1
(0.5)
0.1
3.5
of which: Credit
0.4
(0.0)
(0.1)
0.0
0.0
0.1
(0.2)
0.0
(0.0)
(0.0)
0.2
of which: Loan commitments
measured at FVTPL
0.1
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.0
Debt issued designated at fair value
11.8
0.3
0.3
0.0
0.0
2.6
(1.7)
0.8
(2.9)
0.5
11.4
Other financial liabilities designated at
fair value
4.3
(0.1)
(0.1)
0.0
(0.0)
0.4
(0.8)
0.0
(0.0)
0.1
3.8
1 Net gains / losses included
in comprehensive income are
recognized in Net interest
income and Other net
income from financial instruments
measured at fair value
through profit or loss
in the Income statement,
and also in Gains / (losses) from own credit on financial
liabilities designated at fair value, before
tax in the Statement of comprehensive income.
Of the USD
0.2
bn net losses (30 June 2025: USD
0.2
bn net gains) in
net gains / losses included in comprehensive income, USD
0.3
bn net losses (30 June 2025: USD
0.1
bn net gains) are recognized in the Income statement and USD
0.1
bn net gains (30 June 2025: USD
0.1
bn net gains)
are recognized in the Statement of comprehensive
income in Gains / (losses) from own
credit on financial liabilities designated at
fair value, before tax.
2 Total Level 3 assets as of
30 June 2026 were USD
16.0
bn
(31 December 2025: USD
14.5
bn). Total Level 3 liabilities as of 30 June 2026 were USD
19.2
bn (31 December 2025: USD
19.4
bn).

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9
Fair value measurement (continued)
f) Financial instruments not measured at fair value
The
table
below reflects
the estimated
fair values
of
financial
instruments not
measured at
fair value.
Valuation
principles applied
when determining
fair value
estimates for
financial instruments
not measured
at fair
value are
consistent with those described
in “Note 20 Fair
value measurement” in the
“Consolidated financial statements”
section of the UBS AG Annual Report 2025.
Financial instruments not measured at fair value
30.6.26 31.12.25
USD bn Carrying amount Fair value Carrying amount Fair value
Assets
Cash and balances at central banks
215.7
215.7
209.9
209.9
Amounts due from banks
20.5
20.5
19.2
19.2
Receivables from securities financing transactions measured at amortized cost
83.6
83.6
83.7
83.7
Cash collateral receivables on derivative instruments
51.3
51.3
41.6
41.6
Loans and advances to customers
667.4
658.0
658.8
650.2
Other financial assets measured at amortized cost
72.4
71.4
72.0
71.3
Liabilities
Amounts due to banks
27.3
27.4
24.4
24.5
Payables from securities financing transactions measured at amortized cost
20.4
20.4
16.2
16.2
Cash collateral payables on derivative instruments
37.8
37.8
34.7
34.7
Customer deposits
790.2
791.0
796.3
796.7
Funding from UBS Group AG measured at amortized cost
110.7
114.3
110.6
114.6
Debt issued measured at amortized cost
109.9
110.7
100.2
100.6
Other financial liabilities measured at amortized cost
1
13.9
13.9
13.1
13.1
1 Excludes lease liabilities.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10
Derivative instruments
a) Derivative instruments
As of 30.6.26, USD bn
Derivative
financial
assets
Derivative
financial
liabilities Notional amounts
1
Derivative financial instruments
Interest rate
33.8
28.2
30,732
Foreign exchange
62.3
57.3
8,625
Equity / index
85.6
101.8
1,933
Credit derivatives
4.4
5.4
185
Commodities
6.6
5.6
191
Others
2
1.1
1.1
206
Total derivative financial instruments, based on netting under IFRS Accounting
Standards
3
193.7
199.4
41,871
Further netting potential not recognized on the balance sheet
4
(169.3)
(180.4)
of which: netting of recognized financial liabilities / assets
(142.1)
(142.1)
of which: netting with collateral received / pledged
(27.2)
(38.3)
Total derivative financial instruments, after consideration
of further netting potential
24.5
19.0
As of 31.12.25, USD bn
Derivative financial instruments
Interest rate
35.3
30.9
25,432
Foreign exchange
48.7
49.9
8,157
Equity / index
50.8
62.6
1,789
Credit derivatives
3.9
4.4
163
Commodities
9.2
8.0
250
Others
2
0.4
0.5
95
Total derivative financial instruments, based on netting under IFRS Accounting
Standards
3
148.3
156.3
35,887
Further netting potential not recognized on the balance sheet
4
(132.8)
(139.3)
of which: netting of recognized financial liabilities / assets
(110.3)
(110.3)
of which: netting with collateral received / pledged
(22.4)
(29.0)
Total derivative financial instruments, after consideration
of further netting potential
15.6
17.0
1 In cases where
derivative financial instruments
are presented on a
net basis on the
balance sheet, the respective
notional values of
the netted derivative
financial instruments are still
presented on a gross
basis.
Notional amounts
of client-cleared
ETD and
OTC transactions
through central
clearing counterparties
are not
disclosed, as
they have
a significantly
different risk
profile. Includes
other notional
values related
to
derivatives that are cleared through either a central counterparty or an exchange and settled on a daily basis.
The fair value of these derivatives is presented on the balance sheet within Cash collateral receivables on
derivative instruments and Cash collateral payables on derivative instruments.
2 Includes Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments for
which the changes in the fair value between trade date and settlement date are recognized as derivative financial instruments.
3 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and
legally enforceable right
to offset the
recognized amounts,
both in the
normal course of
business and in
the event of
default, bankruptcy or
insolvency of UBS
AG or its
counterparties, and
intends either to settle
on a net basis
or to realize
the asset and settle
the liability simultaneously.
Refer to “Note
21 Offsetting financial
assets and financial
liabilities” in the
“Consolidated financial statements”
section of the UBS AG Annual Report 2025 for more information.
4 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2025 for more information.
b) Cash collateral on derivative instruments
USD bn
Receivables
30.6.26
Payables
30.6.26
Receivables
31.12.25
Payables
31.12.25
Cash collateral on derivative instruments, based on netting under IFRS Accounting Standards
1
51.3
37.8
41.6
34.7
Further netting potential not recognized on the balance sheet
2
(31.5)
(19.3)
(25.8)
(17.5)
of which: netting of recognized financial liabilities / assets
(29.7)
(17.5)
(24.1)
(15.8)
of which: netting with collateral received / pledged
(1.8)
(1.8)
(1.7)
(1.7)
Cash collateral on derivative instruments, after consideration of further netting potential
19.8
18.5
15.7
17.2
1 Financial assets and liabilities
are presented net on the
balance sheet if UBS AG
has the unconditional and legally
enforceable right to offset the
recognized amounts, both in
the normal course of business
and in
the event of default, bankruptcy or insolvency of UBS AG or
its counterparties, and intends either to settle on a
net basis or to realize the asset and settle the liability simultaneously.
2 Reflects the netting potential
in accordance with enforceable
master netting and similar
arrangements where not all
criteria for a net presentation
on the balance sheet
have been met. Refer
to “Note 21 Offsetting financial
assets and financial
liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2025 for more information.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11
Other assets and liabilities
a) Other financial assets measured at amortized cost
USD m 30.6.26 31.12.25
Debt securities
52,310
53,212
Loans to financial advisors
2,947
2,716
Fee-
and commission-related receivables
2,830
2,409
Finance lease receivables
6,293
6,675
Settlement and clearing accounts
670
380
Accrued interest income
2,207
2,314
Other
1
5,179
4,321
Total other financial assets measured at amortized cost
72,437
72,025
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
b) Other non-financial assets
USD m 30.6.26 31.12.25
Precious metals and other physical commodities
12,287
12,996
Deposits and collateral provided in connection with litigation, regulatory and similar matters
1
735
769
Prepaid expenses
1,152
1,149
Current tax assets
1,411
1,442
VAT,
withholding tax and other tax receivables
866
1,490
Properties and other non-current assets held for sale
234
425
Other
1,295
1,613
Total other non-financial assets
17,979
19,884
1 Refer to Note 15 for more information.
c) Other financial liabilities measured at amortized cost
USD m 30.6.26 31.12.25
Other accrued expenses
2,228
2,579
Accrued interest expenses
4,821
4,582
Settlement and clearing accounts
2,323
1,492
Lease liabilities
3,520
3,473
Other
4,553
4,492
Total other financial liabilities measured at amortized cost
17,444
16,617
d) Other financial liabilities designated at fair value
USD m 30.6.26 31.12.25
Financial liabilities related to unit-linked investment contracts
22,838
21,052
Securities financing transactions
4,259
3,848
Over-the-counter debt instruments and other
2,730
3,284
Funding from UBS Group AG
1
7,508
7,104
Total other financial liabilities designated at fair value
37,335
35,287
1 Funding from UBS Group AG consists
of subordinated debt of UBS AG and
its subsidiaries toward UBS Group AG.
Subordinated debt consists of unsecured debt obligations
that are contractually subordinated in
right of payment to all other present and future non-subordinated obligations of the respective issuing entity.
e) Other non-financial liabilities
USD m 30.6.26 31.12.25
Compensation-related liabilities
6,074
7,190
of which: net defined benefit liability
601
615
Current tax liabilities
1,241
924
Deferred tax liabilities
360
351
VAT,
withholding tax and other tax payables
955
938
Deferred income
599
718
Other
173
139
Total other non-financial liabilities
9,402
10,260

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 12
Funding from UBS Group AG measured at amortized cost
Funding from UBS Group AG measured at amortized cost
USD m 30.6.26 31.12.25
Debt contributing to total loss-absorbing capacity (TLAC)
86,859
83,773
Debt eligible as high-trigger loss-absorbing additional tier 1 capital instruments
23,144
19,600
Other
1
724
7,242
Total funding from UBS Group AG measured at amortized cost
2,3,4
110,727
110,614
1 Includes one high-trigger
loss-absorbing additional tier
1 capital instrument
that ceased to be
eligible when UBS
Group AG issued a notice
of redemption in
the first half year
of 2026.
2 Includes USD
18.0
bn
(31 December 2025: USD
13.0
bn) of contingent capital instruments that are
subject to equity conversion upon the occurrence
of a contractual trigger event or a
contractual viability event and USD
6.0
bn (31 December
2025: USD
6.6
bn) of contingent capital instruments that
are subject to write-down upon the
occurrence of a contractual trigger event
or a contractual viability event, in
each case without prejudice to FINMA's
statutory
powers (refer to “Note 1 Summary of
material accounting policies” in the “Consolidated financial statements” section of the UBS AG Annual Report 2025 for more
information). The aforementioned contingent capital
instruments subject to write-down are financial instruments with contractual terms that can change the timing
and amount of contractual cash flows and are
required to be disclosed by new disclosure requirements
in IFRS 7,
effective from 1
January 2026 (refer
to Note 1).
3 Total funding
from UBS Group AG measured
at amortized cost
consists of subordinated
debt of UBS AG and
its subsidiaries toward
UBS Group AG.
Subordinated debt
consists of
unsecured debt
obligations that
are contractually
subordinated in
right of
payment to
all other
present and
future non-subordinated
obligations of
the respective
issuing entity.
All
instruments contributing to TLAC have been subordinated since 1 January 2020.
4 UBS AG has also recognized funding from UBS Group AG that is designated at fair value. Refer to Note 11d for more information.
Note 13
Debt issued designated at fair value
Debt Issued designated at Fair Value
USD m 30.6.26 31.12.25
Equity-linked
1
66,987
60,303
Rates-linked
27,374
26,324
Fixed-rate
12,451
12,478
Credit-linked
3,388
3,597
Commodity-linked
2,810
3,030
Other
1,486
1,812
Total debt issued designated at fair value
2
114,496
107,544
1 Includes investment fund unit-linked instruments issued.
2 As of 30 June 2026,
100
% of Total debt issued designated at fair value was unsecured (31 December 2025:
100
%).
Note 14
Debt issued measured at amortized cost
Debt issued measured at amortized cost
USD m 30.6.26 31.12.25
Short-term debt
1
44,031
33,870
Senior unsecured debt
22,309
24,695
Covered bonds
14,666
11,689
Subordinated debt
310
328
Debt issued through the Swiss central mortgage institutions
28,440
29,169
Other long-term debt
183
456
Long-term debt
2
65,908
66,337
Total debt issued measured at amortized cost
3,4
109,939
100,207
1 Predominantly consists of debt with an
original contractual maturity of less
than one year and mainly includes
certificates of deposit and commercial
paper.
2 Debt with an original contractual
maturity greater
than or equal to one year.
The classification of debt
issued into short-term and long-term
does not consider any early
redemption features.
3 Net of bifurcated embedded derivatives,
the fair value of which
was
not material for the periods presented.
4 Except for Covered bonds (
100
% secured; 31 December 2025:
100
% secured), Debt issued through the Swiss central mortgage institutions (
100
% secured; 31 December
2025:
100
% secured) and Other long-term debt (
91
% secured; 31 December 2025:
97
% secured),
100
% of the balance was unsecured as of 30 June 2026 (31 December 2025:
100
% unsecured).

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15
Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
Overview of total provisions
USDm 30.6.26 31.12.25
Provisions other than provisions for expected credit losses
3,098
3,217
Provisions for expected credit losses
1
443
347
Total provisions
3,541
3,564
1 Refer to Note 8 for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.
The table below presents additional information for provisions other than provisions for expected credit losses.
Additional information for provisions other than provisions for expected credit losses
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2025
2,109
560
229
319
3,217
Increase in provisions recognized in the income statement
326
462
4
51
843
Release of provisions recognized in the income statement
(61)
(54)
(10)
(32)
(157)
Provisions used in conformity with designated purpose
(451)
(329)
(8)
(29)
(818)
Foreign currency translation and other movements
12
(10)
(9)
20
13
Balance as of 30 June 2026
1,935
628
205
329
3,098
1 Consists of provisions for losses resulting from legal, liability and compliance risks.
2 Mainly includes USD
357
m of personnel-related restructuring provisions as of 30 June 2026 (31 December 2025: USD
282
m),
USD
186
m of provisions for
onerous contracts related
to real estate as
of 30 June 2026 (31 December
2025: USD
229
m) and USD
40
m of restructuring provisions
for onerous contracts
related to technology as
of
30 June 2026
(31 December 2025:
USD
48
m).
3 Mainly includes
provisions for
reinstatement costs
with respect
to leased
properties.
4 Mainly includes
provisions in
relation to
VAT,
employee benefits
and
operational risks.
Information about provisions and contingent
liabilities with respect to litigation,
regulatory and similar matters, as
a
class,
is
included
in
part
b).
There
are
no
material
contingent
liabilities
associated
with
the
other
classes
of
provisions.
b) Litigation, regulatory and similar matters
UBS operates in a
legal and regulatory environment that
exposes it to significant litigation
and similar risks arising
from disputes
and regulatory
proceedings. As
a result,
UBS is
involved in
various disputes
and legal
proceedings,
including litigation, arbitration,
and regulatory and
criminal investigations. “UBS”,
“we” and “our”, for
purposes
of this Note, refer to UBS AG and / or one or more of its subsidiaries, as applicable.
Such matters are subject to many uncertainties, and
the outcome and the timing of resolution
are often difficult to
predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur
in order to avoid
the expense, management distraction or
reputational implications of
continuing
to
contest
liability,
even
for
those
matters
for
which
UBS
believes
it
should
be
exonerated.
The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters
with respect
to which
provisions have
been established
and other
contingent liabilities.
UBS makes
provisions for
such matters
brought against
it when,
in the
opinion of
management after
seeking legal
advice, it
is more
likely
than not
that UBS
has a
present legal
or constructive
obligation as
a result
of past
events, it
is probable
that an
outflow of resources will be
required, and the amount
can be reliably estimated. Where
these factors are otherwise
satisfied, a
provision may
be established
for claims
that have
not yet
been asserted
against UBS,
but are
nevertheless
expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent
liabilities. If the amount of
an obligation cannot be reliably
estimated, a liability exists
that is not
recognized even if
an outflow of
resources is probable.
Accordingly, no provision
is established even
if
the potential
outflow of
resources with
respect to
such matters
could be
significant. Developments
relating to
a
matter
that
occur
after
the
relevant
reporting
period,
but
prior
to
the
issuance
of
the
consolidated
financial
statements, which
affect management’s
assessment of
the provision
for such
matter (because,
for example,
the
developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events
after the
reporting period
under IAS 10
and must
be recognized
in the
consolidated financial
statements for
the
reporting period.
Specific litigation, regulatory
and other matters are
described below, including
all such matters
that management
considers
to
be
material
and
others
that
management
believes
to
be
of
significance
to
UBS
due
to
potential
financial,
reputational
and
other
effects.
The
amount
of
damages
claimed,
the
size
of
a
transaction
or
other
information is
provided where
available and
appropriate in
order to
assist users
in considering
the magnitude
of
potential
exposures.
For
additional
disclosures
relating
to
risks
that
may
result
in
litigation,
regulatory
or
similar
matters disclosed in this section, refer to the “Risk factors” section of the UBS AG Annual Report 2025.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15
Provisions and contingent liabilities (continued)
In the case of certain matters below,
we state that we have established a provision,
and for the other matters, we
make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously
our position
with other
parties in
the matter
because it
would reveal
what UBS
believes to
be
the
probable
and
reliably
estimable
outflow,
we
do
not
disclose
that
amount.
In
some
cases
we
are
subject
to
confidentiality obligations
that preclude
such disclosure.
With respect
to the
matters
for which
we
do not
state
whether we have established a
provision, either: (a) we have
not established a provision; or
(b) we have established
a provision
but expect
disclosure of
that fact
to prejudice
seriously our
position with
other parties
in the
matter
because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.
With respect to
certain litigation, regulatory
and similar matters
for which we have
established provisions, we
are
able to
estimate the
expected timing
of outflows.
However, the
aggregate amount
of the
expected outflows
for
those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.
The
aggregate
amount
provisioned
for
litigation,
regulatory
and
similar
matters
as
a
class
is
disclosed
in
the
“Provisions”
table
in
part
a)
above.
UBS
provides
below
an
estimate
of
the
aggregate
liability
for
its
litigation,
regulatory and
similar matters
as a
class of
contingent liabilities.
Estimates of
contingent liabilities
are inherently
imprecise
and
uncertain
as
these
estimates
require UBS
to
make
speculative
legal
assessments
as
to
claims
and
proceedings that involve unique fact
patterns or novel legal theories,
that have not yet
been initiated or are
at early
stages
of
adjudication,
or
as
to
which
alleged
damages
have
not been
quantified
by
the
claimants.
Taking
into
account these uncertainties and the other
factors described herein, UBS estimates the
future losses that could arise
from litigation,
regulatory and
similar matters
disclosed below
for which
an estimate
is possible,
that are
not covered
by existing provisions are in the range of USD
0
bn to USD
1.6
bn.
Litigation,
regulatory
and
similar
matters
may
also
result
in
non-monetary
penalties
and
consequences.
Certain
resolutions
or
convictions
of
a
crime
could
have
material
consequences
for
UBS.
Resolution
of
regulatory
proceedings may require UBS to obtain
waivers of regulatory disqualifications to maintain
certain operations, may
entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market
utilities to
limit, suspend
or terminate
UBS’s participation
in such
utilities. Failure
to obtain
such
waivers,
or
any
limitation,
suspension
or
termination
of
licenses,
authorizations
or
participations,
could
have
material consequences for UBS.
In May 2025, Credit Suisse
Services AG entered into a
plea agreement with the DOJ
relating to legacy Credit Suisse
accounts booked in
Credit Suisse’s Swiss
booking center and
a non-prosecution agreement
relating to legacy
Credit
Suisse accounts booked
in Credit Suisse’s
Singapore booking center.
These agreements include
ongoing obligations
of UBS to provide information and cooperate with the DOJ.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy
2
Group Items UBS AG
Balance as of 31 December 2025
317
16
0
283
1,302
191
2,109
Increase in provisions recognized in the income statement
41
7
0
4
272
2
326
Release of provisions recognized in the income statement
(48)
(6)
0
(1)
(5)
0
(61)
Provisions used in conformity with designated purpose
(106)
0
0
(7)
(262)
(76)
(451)
Foreign currency translation and other movements
(1)
0
0
(6)
19
0
12
Balance as of 30 June 2026
203
15
0
274
1,326
118
1,935
1 Provisions, if any, for the matters
described in items 1 and 7 of this Note are recorded in Global Wealth
Management. Provisions, if any, for
the matters described in items 3, 4, 5 and 6 of this Note are recorded in
Non-core and Legacy. Provisions, if any, for the matters
described in item 2 of this Note are allocated between the Investment Bank, Non-core and Legacy, and Group Items.
2 Includes a provision for the estimated
costs of UBS’s ongoing obligations with the US Department of Justice as described in this Note.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15
Provisions and contingent liabilities (continued)
1. Madoff
In relation to the
Bernard L. Madoff Investment
Securities LLC (BMIS)
investment fraud, UBS AG,
UBS (Luxembourg)
S.A. (now
UBS Europe
SE, Luxembourg
branch) and
certain other
UBS subsidiaries
were subject
to inquiries
by a
number
of
regulators,
including
the
Swiss
Financial
Market
Supervisory
Authority (FINMA)
and
the
Luxembourg
Commission
de
Surveillance
du
Secteur
Financier.
Those
inquiries
concerned
two
third-party
funds
established
under Luxembourg
law,
substantially all
assets of
which were
with BMIS,
as well
as certain
funds established
in
offshore
jurisdictions
with
either
direct
or
indirect
exposure
to
BMIS.
These
funds
faced
severe
losses,
and
the
Luxembourg funds are in liquidation.
The documentation establishing both funds identifies
UBS entities in various
roles,
including custodian,
administrator,
manager,
distributor and
promoter,
and indicates
that UBS
employees
served as board members.
In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities
and
certain
individuals,
including
current
and
former
UBS
employees,
seeking
amounts
totaling
approximately
EUR
2.1
bn, which includes amounts
that the funds may
be held liable to
pay the trustee for
the liquidation of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been decided in favor of UBS or dismissed for
want of prosecution.
In the
US, the
BMIS Trustee
filed claims
against UBS
entities, among
others,
in relation
to the
two Luxembourg
funds and one of the offshore
funds. The total amount claimed against
all defendants in these actions was
not less
than USD
2
bn. In
2014, the
US Supreme
Court rejected
the BMIS
Trustee’s motion
for leave
to appeal
decisions,
dismissing all
claims against
UBS defendants
except those
for the
recovery of
approximately USD
125
m of
payments
alleged to be fraudulent
conveyances and preference payments.
Similar claims have been
filed against Credit
Suisse
entities seeking to recover redemption payments. In
2016, the bankruptcy court dismissed these claims
against the
UBS entities and
most of the
Credit Suisse entities.
In 2019, the
Court of Appeals
reversed the dismissal
of the BMIS
Trustee’s remaining claims. The cases were remanded to the Bankruptcy Court for further proceedings.
2. Foreign exchange, LIBOR and benchmark rates, and other trading practices
Foreign-exchange-related civil litigation:
Putative class actions have been
filed since 2013 in US
federal courts and
in
other
jurisdictions
against
UBS,
Credit
Suisse
and
other
banks
on
behalf
of
persons
who
engaged
in
foreign
currency transactions with the defendant banks.
While many of these
cases have concluded, UBS and
Credit Suisse
continue to defend
against several remaining
matters. In one
such case, Credit
Suisse and UBS
have entered into
agreements to settle all claims in a putative class action in Israel. Credit Suisse’s settlement received court approval and is final. UBS’s settlement remains subject to court approval.
LIBOR and
other benchmark-related
civil litigation:
A number
of putative
class actions
and other
actions are
pending
in the federal
courts in New
York against
UBS and
numerous other banks
on behalf of
parties who transacted
in
certain interest rate
benchmark-based derivatives. Also
pending in the
US and in
other jurisdictions are
a number
of other
actions asserting
losses related
to various
products whose
interest rates
were linked
to LIBOR
and other
benchmarks, including adjustable rate
mortgages, preferred and debt
securities, bonds pledged as
collateral, loans,
depository
accounts,
investments
and
other
interest-bearing
instruments.
The
complaints
alleged
manipulation,
through various means,
of certain benchmark
interest rates, including
USD LIBOR, Yen LIBOR,
EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory and other damages under various legal theories. The CHF and
GBP LIBOR actions have concluded.
Putative class actions were filed in US federal district courts and subsequently consolidated in the US District Court for the Southern District of New York
(SDNY) relating to various transactions that
referenced USD LIBOR. Following
various rulings,
one class
action with
respect to
transactions in
over-the-counter instruments
and several
actions
brought by
individual plaintiffs
proceeded. In
September 2025,
the district
court granted
defendants’ motion
for
summary judgment as to all remaining actions. Plaintiffs have appealed.
The
Yen
LIBOR/Euroyen
TIBOR
and
EURIBOR
actions
have
been
dismissed.
The
plaintiffs
have
appealed
the
dismissals. In August 2025, the Second Circuit affirmed in part and reversed in part the district court’s dismissal of
the complaint in the EURIBOR action, returning the action to the district court.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15
Provisions and contingent liabilities (continued)
Credit default swap auction litigation :
In June 2021, Credit Suisse,
along with other banks and
entities, was named
in a
putative class
action filed
in federal
court in
New Mexico
alleging manipulation
of credit
default swap
(CDS)
final auction
prices. Defendants
filed a
motion to
enforce a
previous CDS
class action
settlement in
the SDNY.
In
January
2024,
the
SDNY
ruled
that,
to
the
extent
claims
in
the
New
Mexico
action
arise
from
conduct
prior
to
30 June
2014,
those
claims
are
barred
by
the
SDNY
settlement.
The
plaintiffs
appealed
and,
in
May
2025,
the
Second Circuit affirmed the SDNY decision. Defendants filed a motion for judgment on the pleadings in December
2025.
With respect
to additional
matters and
jurisdictions not
encompassed
by the
settlements and
orders referred
to
above, UBS’s balance sheet at
30 June 2026 reflected a
provision in an amount
that UBS believes to be
appropriate
under the applicable
accounting standard. As
in the case
of other matters
for which we
have established provisions,
the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available
information and
accordingly may
ultimately prove
to be
substantially greater
(or may
be less)
than the
provision that we have recognized.
3. Mortgage-related matters
Credit
Suisse
affiliates
are
defendants
in
various
civil
litigation
matters
related
to
their
roles
as
issuer,
sponsor,
depositor,
underwriter and/or
servicer of
RMBS transactions.
These cases
currently include
repurchase
actions by
RMBS trusts and/or trustees, in which
plaintiffs generally allege breached representations and warranties in respect of mortgage
loans and
failure to
repurchase
such mortgage
loans as
required
under the
applicable agreements.
The amounts disclosed
below do not reflect
actual realized plaintiff
losses to date.
Unless otherwise stated,
these
amounts reflect the original unpaid principal balance amounts as alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a
defendant in New York State court
in four actions: An action brought by
Asset
Backed
Securities
Corporation
Home
Equity
Loan
Trust,
Series
2006-HE7
alleges
damages
of
not
less
than
USD
374
m. In December 2023, the trial court granted in part DLJ’s motion to dismiss, dismissing with prejudice all notice-based claims.
On appeal,
the appellate
court modified
the trial
court’s dismissal
in April
2025 to
reinstate
certain of plaintiff’s
notice-based claims and
otherwise dismissed plaintiff’s
claims. Plaintiff has
sought leave from
the New York
Court of Appeals
to further appeal
the dismissal of
certain of its
claims. An action
by Home Equity
Asset
Trust,
Series
2006-8,
alleges
damages
of
not
less
than
USD
436
m.
An
action
by
Home
Equity
Asset
Trust
2007-2 alleges damages of
not less than
USD
495
m. An action by
CSMC Asset-Backed Trust
2007-NC1 does not
allege a damages amount.
4. ATA litigation
Since November 2014,
a series of
lawsuits have been
filed against a
number of banks,
including Credit Suisse,
in
the US District
Court for the
Eastern District of
New York
(EDNY) and the
SDNY alleging claims
under the United
States Anti-Terrorism
Act (ATA)
and the Justice
Against Sponsors of
Terrorism
Act. The plaintiffs
in each of
these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy and/or aiding and abetting based on
allegations that various
international financial institutions, including
the defendants, agreed
to
alter,
falsify or
omit information
from payment
messages that
involved Iranian
parties for
the express
purpose of
concealing the
Iranian parties’
financial activities
and transactions
from detection
by US
authorities. The
lawsuits
allege that this
conduct has made
it possible for
Iran to transfer
funds to Hezbollah
and other terrorist
organizations
actively
engaged in
harming US
military
personnel and
civilians.
In
January 2023,
the
Second Circuit
affirmed
a
September 2019 ruling
by the EDNY
granting defendants’ motion
to dismiss the
first filed lawsuit.
In October 2023,
the US Supreme Court
denied plaintiffs’ petition for
a writ of certiorari, and
in September 2025 the EDNY
denied
plaintiffs’
motion to vacate the judgment; the matter has concluded. Of the other seven cases, five are stayed and the EDNY dismissed two of these cases in April 2026; the dismissals may be appealed by plaintiffs.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15
Provisions and contingent liabilities (continued)
5. Customer account matters
Several clients have
alleged that a
former relationship manager
in Switzerland exceeded
his investment authority,
resulting
in
excessive
concentrations
of
certain
exposures
and
investment
losses.
Following
investigations
and
criminal complaints,
in February
2018, the
former relationship
manager was
sentenced to
five years
in prison
by
the Geneva criminal court and ordered to pay damages of approximately USD
130
m, a decision upheld on appeal.
Civil lawsuits have
been initiated against
Credit Suisse AG
and /
or certain affiliates
in various jurisdictions,
based
on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, in 2024 in a
now-concluded civil lawsuit, Credit Suisse Trust
Limited was ordered to pay USD
461
m,
including interest and costs.
In Bermuda, in
November 2025, the
Judicial Committee of
the Privy Council
issued its final
judgment on the
appeal,
denying
Credit
Suisse
Life
(Bermuda)
Ltd.’s
appeal
on
liability,
but
partially
granting
its
appeal
concerning
the
quantum of damages and directing the parties to recalculate damages.
In Switzerland, certain civil lawsuits have been commenced against
Credit Suisse AG and UBS AG (as the successor
of Credit Suisse AG) in the Court of First Instance of Geneva since March 2023.
6. ETN-related litigation
Since March 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily
Inverse VIX Short-Term Exchange
Traded Notes linked
to the
S&P 500
VIX Short-Term Futures
Index (XIV
ETNs). The
complaints have
been consolidated
and assert
claims against
Credit Suisse
for violations
of
various anti-fraud and anti-manipulation provisions
of US securities laws arising
from a decline in
the value of XIV
ETNs in
February 2018.
On appeal
from an
order of
the SDNY
dismissing all
claims, the
Second Circuit
issued an
order that reinstated a
portion of the
claims. In decisions
in March 2023 and
February 2025, the
court granted class
certification for two of the three
classes proposed by plaintiffs
and denied class certification of the third
proposed
class.
7. Credit Suisse anti-money laundering matters
In December 2020, the
Swiss Office of
the Attorney General brought
charges against Credit
Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are
alleged
to have
laundered
funds through
Credit
Suisse
AG accounts.
In June
2022, following
a
trial,
Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework and ordered to pay a fine of
CHF
2
m. In addition, the court seized certain
client
assets in the amount of approximately CHF
12
m and ordered Credit Suisse AG to pay a compensatory claim in the amount
of
approximately
CHF
19
m.
Credit
Suisse
AG
appealed
the
decision
to
the
Chamber
of
Appeals
of
the
Swiss Federal
Criminal Court
(Chamber of
Appeals). Following
the merger
of UBS AG
and Credit
Suisse AG,
UBS AG
confirmed the appeal.
In November 2024,
the Chamber of
Appeals acquitted UBS
AG and annulled
the fine and
compensatory
claim
ordered
by
the
first
instance
court.
Subsequently,
the
Office
of
the
Attorney
General
has
appealed the judgment
to the Swiss Federal
Supreme Court. UBS has
also appealed, limited
to the issue
of whether
a successor
entity by
merger can
be criminally
liable for
acts of
the predecessor
entity. In July 2025,
the Swiss
Federal
Supreme Court
remanded the
case back
to the
Chamber of
Appeals for
a full
and reasoned
judgment. In March
2026, the
Chamber of
Appeals issued
a judgment
again acquitting
UBS AG. This
judgment may
be appealed
by
the parties
to the
Swiss Federal
Supreme Court.
Separately,
in November
2025, the
Swiss Office
of the
Attorney
General filed criminal
charges against UBS
Group and
UBS AG,
as the successors
to Credit
Suisse Group
AG and
Credit
Suisse
AG,
respectively,
alleging
that
Credit
Suisse
failed
to
maintain
appropriate
controls
to
detect
and
prevent money laundering
in connection with
certain payments from
accounts at
Credit Suisse by
parties associated
with Mozambique
state enterprises
for which
Credit Suisse
arranged loan
financing between
2013 and
2016. In
April 2026,
the court
dismissed the
proceedings, finding criminal
liability could
not be
transferred from Credit
Suisse
Group AG and Credit Suisse AG to UBS Group AG and UBS AG. The Attorney General has appealed.

UBS AG 30 June 2026 Interim Report |
Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16
Supplemental guarantor information
In
2015,
the
Personal
&
Corporate
Banking
and
Wealth
Management
businesses
booked
in
Switzerland
were
transferred from
UBS AG to
UBS Switzerland
AG through
an asset
transfer in
accordance with
the Swiss
Merger
Act. Under
the terms
of the
asset transfer
agreement, UBS
Switzerland AG
assumed joint
liability for
contractual
obligations of UBS AG existing on the
asset transfer date, including the full and
unconditional guarantee of certain
SEC-registered debt
securities issued
by UBS AG.
The joint
liability of
UBS Switzerland
AG for
contractual obligations
of UBS AG decreased
in the first
half of 2026 by
USD
0.1
bn to USD
1.7
bn as of 30 June
2026. The decrease
was
mainly driven by
contractual maturities.
UBS AG, together with UBS Group
AG, has fully and
unconditionally guaranteed the outstanding
US Securities and
Exchange Commission
(SEC)-registered debt
securities of
UBS Americas
Inc., which
as of
30 June 2026
consisted
of a single outstanding issuance with a notional amount of USD
742
m maturing in July 2032. UBS Americas Inc. is
an
indirect,
wholly
owned
subsidiary
of
UBS AG
and
became
the
issuer
of
the
guaranteed
securities
upon
the
merger of Credit Suisse (USA)
LLC into UBS Americas Inc.
on 2 February 2026. UBS AG assumed
Credit Suisse AG’s
obligations
under
the
guarantee
as
of
31 May
2024
(i.e.
the
date
on
which
the
merger
of
UBS AG
and
Credit Suisse AG was
completed). In
accordance with
the guarantee,
if UBS
Americas Inc.
fails to
make a
timely
payment
under
the
agreements
governing
such
debt
securities,
the
holders
of
the
debt
securities
may
demand
payment from either UBS Group AG or UBS AG, without first proceeding against UBS Americas Inc.

UBS AG 30 June 2026 Interim Report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position
or cash
flows other
than a
financial measure
defined or
specified in
the applicable
recognized
accounting standards or
in other
applicable regulations.
A number
of APMs
are reported in
the discussion of
the
financial and operating
performance of the
external reports (annual,
quarterly and other
reports). APMs are
used
to provide
a more
complete picture
of operating
performance and
to reflect
management’s view
of the
fundamental
drivers of the
business results. The
table below indicates
where an APM
also qualifies as
a non-GAAP measure
as
defined by
US Securities
and Exchange
Commission (SEC)
regulations. A
definition of
each APM,
and non-GAAP
measure as applicable,
the method used to
calculate it and
the information content are
presented in alphabetical
order in the table below.
APM / non-GAAP label
Calculation
Information content / usefulness
Cost / income ratio (%) Calculated as operating expenses divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
(non-GAAP measure)
Calculated as operating expenses (underlying) (as
defined below) divided by total revenues (underlying)
(as defined below).
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Cost of credit risk (bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts of
Amounts due from banks and Loans and advances to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Customer deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the sum of customer deposits and
brokerage payables.
This measure provides information about the volume
of customer deposits in Global Wealth Management.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.

UBS AG 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Integration-related expenses (USD)
(non-GAAP measure)
Generally include costs of internal staff and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment
and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental
and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF) Calculated as the sum of managed fund assets, managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts, and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with UBS for
investment purposes.
Loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as loans and advances to customers and
brokerage receivables, gross of expected credit losses.
This measure provides information about the loan
volumes in Global Wealth Management.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting net interest income as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the interest charged for lending
and the associated cost of funding, relative to loan
value.
Net management fees (USD)
– Asset Management
(non-GAAP measure)
Calculated as the total of transaction fees, fund
administration revenues (including net interest and
trading income from lending activities and foreign-
exchange hedging as part of the fund services
offering), distribution fees, incremental fund-related
expenses, gains or losses from seed money and co-
investments, funding costs, the negative pass-through
impact of third-party performance fees, and other
items that are not Asset Management’s performance
fees.
This measure provides information about the amount
of net management fees earned through managing
client assets.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of invested assets during a specific
period as a result of net new asset flows, plus the
effect of interest and dividends.
Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus interest and
dividends, divided by total invested assets at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period as a result
of net new asset flows.
Net new deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of inflows and outflows
of deposit volumes recorded during a specific period.
Deposits include customer deposits and customer
brokerage payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees, as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.

UBS AG 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Net new deposits (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and outflows
of customer deposits recorded during a specific
period. Excluded from the calculation are movements
due to fair value measurement, foreign exchange
translation, accrued interest and fees, as well as the
effects on customer deposits of strategic decisions by
UBS to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating asset
inflows and outflows, including dividend and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period. Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit markets or
cease offering services in a particular location, or
those resulting from new externally imposed
regulations.
This measure provides information about the
development of fee-generating assets during a
specific period as a result of net flows, excluding
movements due to market performance and foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
Net new loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of originations,
drawdowns and repayments of loan volumes
recorded during a specific period. Loan volumes
include loans and advances to customers and
customer brokerage receivables. Excluded from the
calculation are allowances, movements due to fair
value measurement and foreign exchange translation,
as well as the effects on loans and advances to
customers of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
This measure provides information about the
development of loan volumes during a specific period
as a result of net new loan volumes.
Net new loans (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of originations,
drawdowns and repayments of loans and advances to
customers recorded during a specific period. Excluded
from the calculation are allowances, movements due
to fair value measurement and foreign exchange
translation, as well as the effects on loans and
advances to customers of strategic decisions by UBS
to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of loans during a specific period as a
result of net new loans.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees, as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a specific
period as a result of net new money flows.
Net profit growth (%) Calculated as the change in net profit attributable to shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating expenses as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by including other income as reported in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.

UBS AG 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting other revenues for items that
management believes are not representative of the
underlying performance of the businesses.
This measure provides information about the amount
of other revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
(non-GAAP measure)
Calculated as the change in underlying net profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of fees for services provided on
an ongoing basis, such as portfolio management fees,
asset-based investment fund fees and custody fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on
attributed
equity (%)
– Global Wealth
Management,
Personal &
Corporate Banking,
Asset Management,
the Investment
Bank
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on attributed equity
(underlying) (%)
(non-GAAP measure)
Calculated as underlying business division operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above) divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on
common equity
tier 1 capital
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1 capital
(underlying) (%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (underlying)
(%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill and
intangible assets. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.

UBS AG 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share (USD) Calculated as equity attributable to shareholders divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of the non-recurring portion of
net fee and commission income, mainly composed of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net income
from financial instruments measured at fair value
through profit or loss.
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting transaction-based income for
items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is
a general
list of
the APMs
and non-GAAP
measures used
in our
financial reporting.
Not all
of the
above-
listed measures may appear in this particular report.

UBS AG 30 June 2026 Interim Report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

UBS AG 30 June 2026 Interim Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a
general list of
the abbreviations frequently used
in our financial
reporting. Not all
of the listed
abbreviations
may appear in this particular report.

UBS AG 30 June 2026 Interim Report |
Appendix

Information sources
Reporting publications
Annual publications
UBS AG Annual Report
: Published in English, this report provides descriptions of:
our businesses, the performance
of UBS AG (consolidated); the performance
of the business divisions and
Group functions; risk, treasury and
capital
management; corporate governance; and financial information, including the financial statements.
Compensation
Report
:
This
report
discusses
the
compensation
framework
and
provides
information
about
compensation for
the Board
of Directors
and the
Group Executive
Board members.
It is
available
in English
and
German ( “Vergütungsbericht ”) and represents a component of the UBS Group Annual Report.
Sustainability
Report
:
Published
in
English,
the
UBS
Group
Sustainability
Report
provides
disclosures
on
environmental, social and governance (ESG) topics.
Quarterly publications
Interim Report
: This report
provides an update
on performance and
strategy (where applicable)
for the respective
quarter. It is available in English.
The annual
and quarterly
publications are
available in .pdf
and online
formats at
ubs.com/investors
, under
“Financial
information”. Printed copies, in any language, of the aforementioned annual publications are not provided.
Other information
Website
The “Investor
Relations” website
at
ubs.com/investors
provides the
following information
about UBS:
results-related
news
releases;
financial
information,
including
results-related
filings
with
the
US
Securities
and
Exchange
Commission
(the
SEC);
information
for
shareholders,
including
UBS
dividend
and
share
repurchase
program
information, and for bondholders, including rating agencies
reports; the corporate calendar; and presentations
by
management for investors and financial analysts. Information is available online in English, with some information
also available in German.
Results presentations
Quarterly
results
presentations
are
webcast
live.
Recordings
of
most
presentations
can
be
downloaded
from
ubs.com/presentations .
Messaging service
Email
alerts
to
news
about
UBS
can
be
subscribed
for
under
“UBS
News
Alert”
at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French
or Italian, with an option to
select theme preferences for such alerts.
Form 20-F and other submissions to the US Securities and Exchange Commission
UBS files periodic
reports with and
submits other information
to the SEC.
Principal among these
filings is the
annual
report on Form 20-F, filed pursuant
to the US Securities Exchange Act
of 1934. The filing of
Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS AG Annual Report.
However, there
is a
small amount
of additional
information in
Form 20-F
that is
not presented
elsewhere and
is
particularly
targeted
at
readers
in
the
US.
Readers
are
encouraged
to
refer
to
this
additional
disclosure.
Any
document that is filed with the SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more
information.

UBS AG 30 June 2026 Interim Report |
Appendix

Cautionary statement regarding forward-looking statements
|
This report contains statements
that constitute “forward-looking statements”,
including but
not limited to
management’s outlook for
UBS’s financial performance,
statements relating to
the anticipated effect
of transactions and
strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between world
powers, changes
to
international trade
policies, including
those related
to tariffs
and trade
barriers, and
evolving armed
conflicts.
UBS’s acquisition
of the
Credit
Suisse
Group
materially changed
its outlook
and strategic
direction and
introduced new
operational challenges.
The integration
of the
Credit Suisse
entities into
the UBS
structure is expected
to continue through
2026 and presents
significant operational and
execution risk, including the
risks that UBS
may be unable to
achieve
the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of
Credit Suisse, Switzerland
has amended its Capital Adequacy Ordinance and is considering changes to its
Banking Act, which, if enacted as proposed,
would substantially increase capital
requirements for
UBS in relation
to its foreign
subsidiaries. These factors
create greater
uncertainty about forward-looking
statements. Other factors
that may
affect UBS’s performance and
ability to achieve its
plans, outlook and other
objectives also include, but
are not limited to:
(i) the degree to which
UBS is successful
in the execution of its strategic
plans, including its cost reduction
and efficiency initiatives and its
ability to manage its levels of
risk-weighted assets (RWA) and
leverage ratio denominator (LRD),
liquidity coverage ratio and
other financial resources, including changes
in RWA assets and liabilities
arising from higher market
volatility and the
size of the
combined Group;
(ii) the degree
to which UBS
is successful in
implementing changes to
its businesses to
meet changing market,
regulatory and other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff interpretations of law
in the US; (iii) inflation and interest rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets
in which
UBS operates
or to
which it
is exposed,
including movements
in securities
prices or
liquidity,
credit spreads,
currency exchange
rates,
residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties,
as well as on client
sentiment and levels of activity;
(v) changes in the availability of
capital and funding, including
any adverse
changes in UBS’s credit spreads and credit
ratings of UBS, as well as availability and cost
of funding,
including as affected by the marketability of additional tier one debt instruments, to meet
requirements for debt eligible
for total loss-absorbing capacity (TLAC);
(vi) changes in and potential divergence
between central
bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed,
or
resulted
in,
or
may
do
so
in
the
future,
more
stringent
or
entity-specific
capital,
TLAC,
leverage
ratio,
net
stable
funding
ratio,
liquidity
and
funding
requirements, heightened operational resilience
requirements, incremental tax requirements,
additional levies, limitations on permitted activities, constraints on
remuneration, constraints on transfers of capital
and liquidity and sharing of operational costs
across the Group or other
measures, and the effect these
will or
would have on UBS’s
business activities; (vii) UBS’s ability
to successfully implement resolvability
and related regulatory
requirements and the
potential need to
make further changes to the legal structure
or booking model of UBS in response
to legal and regulatory requirements
including heightened requirements and
expectations due to its acquisition
of the Credit Suisse Group;
(viii) UBS’s ability to maintain and
improve its systems and controls
for complying with sanctions
in a timely
manner and for
the detection and
prevention of money
laundering to meet
evolving regulatory requirements
and expectations, in
particular in the
current geopolitical turmoil;
(ix) the uncertainty arising from
domestic stresses in
certain major economies;
(x) changes in UBS’s competitive
position, including
whether differences in regulatory
capital and other requirements
among the major financial centers adversely
affect UBS’s ability to compete
in certain lines of
business; (xi) changes in the
standards of conduct applicable
to its businesses that
may result from new
regulations or new enforcement
of existing standards,
including measures to impose new and
enhanced duties when interacting with customers
and in the execution and handling of
customer transactions; (xii) the
liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has
inherited by
virtue of
the acquisition
of Credit
Suisse, contractual
claims and
regulatory investigations,
including the
potential for
disqualification from
certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regul
atory or other governmental sanctions, as
well as the
effect that litigation,
regulatory and similar
matters have on
the operational risk
component of its RWA;
(xiii) UBS’s ability to
retain and attract
the
employees necessary to
generate revenues and
to manage, support
and control
its businesses, which
may be affected
by competitive factors;
(xiv) changes in
accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition
of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability
to successfully compete with both
existing and new financial service
providers, some of which
may not be regulated
to the
same extent;
(xvi) limitations on
the effectiveness
of UBS’s internal
processes for
risk management,
risk control,
measurement and
modeling, and
of financial
models generally; (xvii) the occurrence
of operational failures, such
as fraud, misconduct, unauthorized trading,
financial crime, cyberattacks, data leakage
and
systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly,
or, in the
case of financial difficulties, due to
the exercise by FINMA or the
regulators of UBS’s operations in other countries
of their broad
statutory powers in
relation to protective
measures, restructuring and
liquidation proceedings; (xix) the
degree to which
changes in regulation,
capital or legal
structure, financial results or
other factors may affect
UBS’s ability to maintain its
stated capital return objective; (xx)
uncertainty over the scope of
actions that
may be required by UBS, governments
and others for UBS to achieve goals relating
to climate, environmental and social matters, as
well as the evolving nature
of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of
UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic,
security breach,
cyberattack, power
loss, telecommunications
failure or
other natural
or man-made
event; and
(xxiii) the effect
that these
or other
factors or
unanticipated events, including media reports and speculations, may have on its reputation and the
additional consequences that this may have on its
business
and performance. The sequence in
which the factors above are
presented is not indicative of
their likelihood of occurrence
or the potential magnitude of
their
consequences. UBS’s business and
financial performance could be affected
by other factors identified
in its past and future
filings and reports, including
those
filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS
with the SEC, including
the UBS Group
AG and UBS AG
Annual Reports on Form
20-F for the year
ended 31 December 2025. UBS
is not
under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future
events, or otherwise.
Rounding |
Numbers presented
throughout this
report may
not add up
precisely to
the totals provided
in the tables,
infographics and text.
Percentages and
percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any website addresses are provided solely
for information and are not intended to
be active links. UBS is not
incorporating the contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

This
Form
6-K
is
hereby
incorporated
by
reference
into
(1)
the
registration
statements
of
UBS
AG
on
Form
F-3
(Registration
Numbers
333-283672
and
333-293403),
and
into
each
prospectus
outstanding
under
the
foregoing
registration statement,
(2) any
outstanding offering
circular or
similar document
issued or
authorized by
UBS AG
that incorporates by reference
any Forms 6-K of UBS
AG that are incorporated
into its registration statements
filed
with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23,
2004
(Registration Number 333-111572), the Form 8-K of CABCO filed and dated
June 23, 2004 (SEC File
Number 001-
13444), and the Prospectus
Supplements relating to the
CABCO Series 2004-101 Trust dated May
10, 2004 and May
17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:
/s/ Sergio Ermotti
_
Name:
Sergio Ermotti
Title:
President of the Executive Board
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Chief Financial Officer
By:
/s/ Steffen Henrich
______________
Name:
Steffen Henrich
Title:
Controller
Date:
July 31, 2026